FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 333-12634

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

                            Seagoe Industrial Estate
                                    Craigavon
                                    BT63 5UA
                                 United Kingdom
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Annual Report and Accounts for the year ended September 30, 2002, incorporated by reference into the Annual Report on Form 20-F for the year ended September 30, 2002 as exhibit 99.1 thereto.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GALEN HOLDINGS PUBLIC LIMITED COMPANY


                                         By: /s/ Anthony D. Bruno
                                            ------------------------------------
                                         Name: Anthony D. Bruno
                                         Title: Senior Vice President, Corporate
Date: 2 January 2003                     Development and General Counsel

                                  ------------
                                     GALEN
                                  ------------
                                  HOLDINGS PLC

                                      FOCUS

                                [GRAPHIC OMITTED]

                                     GROWTH

                         2002 Annual Report and Accounts

                         Galen Holdings at a glance 2002

The Company

Galen Holdings PLC (LSE: GAL/NASDAQ: GALN) is an international pharmaceutical company focused on three core therapeutic areas: women's healthcare, dermatology and urology. The Company was listed on the London Stock Exchange and the Irish Stock Exchange in 1997 and in the United States on the Nasdaq National Market(R) in 2000, subsequent to its acquisition of Warner Chilcott, plc, on 29 September 2000. Galen develops, manufactures, supplies and markets branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States. Nearly 75% of our pharmaceutical revenues are generated in the United States. The divestment of our pharmaceutical services businesses during 2002 for a total of (pound)156.3 million has transformed Galen into a pharmaceutical company with a clear therapeutic focus and a strong presence in the United States. Revenues generated from Duricef(R) and Moisturel(R), products acquired from Bristol-Myers Squibb in 2002 for $40 million, replaced earnings lost by the divestiture of the pharmaceutical services businesses in the second half of 2002. Based in Craigavon, Northern Ireland and Rockaway, New Jersey in the US, Galen is well positioned to meet the needs of a global marketplace. As of 30 September 2002, our employees totalled 960, of which 298 are employed in the US.

PERFORMANCE

      Our Growth Strategy: We have made great progress towards the creation of an international pharmaceutical company. We will continue to develop powerful sales & marketing and research & development organizations, and leverage our substantial management experience to enable us to implement our growth strategy and enhance shareholder value. Our future growth depends on our ability to successfully continue organic growth through our existing businesses, develop and commercialise new proprietary products and selectively acquire products which complement our existing ranges. Our activities during the year have demonstrated success in all three elements of this strategy and we have created strong foundations for further growth in 2003.

      The execution of our growth strategy in 2002 included:

      Organic Growth:

                                Jan.-Sept. 2001     Jan.-Sept. 2002
      Product                  New Prescriptions   New Prescriptions  Change (%)
      --------------------------------------------------------------------------
      Doryx(R) 75 mg & 100 mg       135,607              223,237         65%
      Ovcon(R) 35                   257,857              328,313         27%
      Estrace(R) Cream              328,309              347,525          6%
      Source: NDCHealth

      New Proprietary Products: An important part of our strategy is to develop and commercialise pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary intravaginal ring, or IVR, technology. In October 2002, we received an approvable letter from the US Food and Drug Administration (FDA) for our estradiol acetate intravaginal ring, sold in the United Kingdom as Menoring(R). In addition, our new drug application for our line extension of Ovcon(R) was accepted for filing by the FDA in June 2002. We launched Doryx(R) 75 mg, a new dosage of our proprietary pelletised formulation of doxycycline, Doryx(R), in January 2002. Doryx(R) 75 mg has been performing well and we expect accelerated growth of the Doryx(R) brand due to this new strength.

      Selective Acquisitions: In March 2002, we acquired from Bristol-Myers Squibb two profitable dermatology products: the antibiotic Duricef(R) and the skin cream Moisturel(R). In addition, we announced in December 2002 that we entered into a conditional agreement to acquire the US sales and marketing rights to Sarafem(R) from Eli Lilly and Company ("Lilly"). The agreement is conditional on US regulatory approval. Sarafem(R) is an FDA approved prescription treatment for pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. Launched by Lilly in 2000, Sarafem(R) generated sales of approximately $85 million in the United States in the year ended 31 December 2001.

                      Management and Corporate Information

Board of Directors

Dr John A King
Executive Chairman

Roger M Boissonneault
Chief Executive Officer

R Geoffrey Elliott
Chief Financial Officer

Non-Executive Directors:

Dr Michael G Carter (1, 2)

Dr Harold Ennis, OBE (1, 2)

David Gibbons, MBE (1, 2)

(1)   Audit Committee

(2)   Remuneration Committee

Management

Galen Holdings PLC

Dr John A King
Executive Chairman

Roger M Boissonneault
Chief Executive Officer

R Geoffrey Elliott
Chief Financial Officer

Anthony D Bruno
Senior Vice President,
Corporate Development & General Counsel

David G Kelly
Senior Vice President,
Finance & Planning

William J Poll
Senior Vice President, Finance

Pharmaceuticals

W Carlton Reichel
President, Pharmaceuticals

Technical Operations

Leland H Cross
Senior Vice President,
Technical Operations

Research & Development

Dr Herman Ellman
Senior Vice President,
Clinical Development

Regulatory Affairs

Alvin Howard
Vice President,
Regulatory Affairs

Shareholder Services

Registrar for Ordinary Shares
Computershare Investor Services PLC
PO Box 82, The Pavilions
Bridgewater Road
Bristol BS99 7NH

Stock Information
Ordinary Shares
London Stock Exchange: GAL.L
Irish Stock Exchange: GAL
American Depositary Shares
NASDAQ: GALN

Depository for ADS/Notes
Bank of New York
101 Barclay Street
New York, NY 10286

Investor Inquiries
For investor information, please contact:

USA
Warner Chilcott, Inc.
100 Enterprise Drive
Rockaway, NJ 07866
Tel: +1 973-442-3200 or
800-521-8813
Email: ir@wclabs.com

International
Galen Holdings PLC
Seagoe Industrial Estate
Craigavon, Northern Ireland
BT63 5UA
Tel: +44 28 3833 4974
Email:
investorrelations@galenplc.com

Registered Office
Seagoe Industrial Estate
Craigavon, Northern Ireland
BT63 5UA

Registered Number
NI25836

Secretary
Anthony D Bruno

Website
www.galenplc.com

Stockbrokers
ABN AMRO Equities Ltd
Hoare Govett Ltd
250 Bishopsgate
London EC2M 4AA

Credit Suisse First Boston
One Cabot Square
London E14 4QJ

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Goodbody Stockbrokers
Ballsbridge Park
Dublin 4

Registered Auditors
PricewaterhouseCoopers
Waterfront Plaza
8 Laganbank Road
Belfast BT1 3LR

Solicitors
Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London EC2A 2HA

US Legal Advisors
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017

Financial Advisors
Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Principal Bankers
Bank of Ireland
Donegall House
7 Donegall Square North
Belfast BT1 5LU


            [LOGO]                     [LOGO]                [LOGO] GALN
                                                                    NASDAQ
     Irish Stock Exchange      London STOCK EXCHANGE                LISTED

                              Financial Highlights

   [THE FOLLOWING TABLE WAS DEPICTED AS A BAR CHART IN THE PRINTED MATERIAL]

          Revenue                                   Operating Profit
   (pounds in millions)                  before amortisation & exceptional items
                                                  (pounds in millions)

48.9  67.0   86.0  182.7  201.6             14.0  19.4   24.1   54.9   70.6
'98   '99    '00    '01    '02              '98   '99    '00    '01    '02

o     Revenue totalled (pound)202 million

      -- 79% of total revenue ((pound)160 million) represented pharmaceutical product sales, an increase of 26% over 2001

      -- US pharmaceutical product sales up 46% to (pound)118 million, compared to (pound)81 million in 2001

o Operating profit (before amortisation and exceptional items) generated by pharmaceutical products business was (pound)64 million, an increase of 47% over 2001

o     Adjusted earnings per share of 32.2p versus 23.4p in 2001

o     Proposed final dividend brings total 2002 dividend to 3.0p versus 2.49p in
      2001

For US investors, please note that the Letter to Shareholders and associated charts have been prepared in accordance with UK GAAP. Please refer to the Galen Holdings PLC Form 20-F filed with the Securities and Exchange Commission for a US$/US GAAP presentation.

Table of Contents

Letter to shareholders                                                         2
Operational review                                                             8
Board of directors                                                            14
Shareholder value                                                             15
Directors' report                                                             16
Report of the remuneration committee                                          20
Statement on corporate governance                                             22
Statement on going concern                                                    23
Statement of directors' responsibilities                                      23
Auditors' report                                                              24
Consolidated profit and loss account                                          25
Reconciliation of movements in shareholders' funds                            26
Consolidated statement of total recognised gains and losses                   26
Consolidated balance sheet                                                    27
Company balance sheet                                                         28
Consolidated cash flow statement                                              29
Notes to the financial statements                                             30
Five year summary                                                             63
Financial calendar                                                            64
Management and corporate information                                         IBC

                             Letter to Shareholders

Financial Overview

During the year ended 30 September 2002, Galen experienced solid progress in the building of the business, particularly in the United States, and continued excellent financial performance. The Company recorded revenues of (pound)201.6 million, an overall increase of 10% over the previous year. Of these revenues, 79% were generated by our pharmaceutical products business and 21% by our now discontinued pharmaceutical services businesses. Pharmaceutical product revenues grew by an excellent 26% over the prior year. Nearly three-quarters of our pharmaceutical revenues now arise in the United States reflecting the ongoing success of Warner Chilcott, which was acquired in September 2000.

Gross profit for the financial year 2002 increased to (pound)140.3 million from (pound)118.5 million in the prior year driven primarily by the growth in sales of high margin pharmaceutical products in the United States, which more than compensated for the reduction in revenues resulting from the disposal of our pharmaceutical services businesses. Operating profit (before exceptional items and amortisation of intangible assets and goodwill) rose to (pound)70.6 million, a 28% increase over 2001. Operating expenses, other than from amortisation of intangible assets and goodwill, increased modestly from (pound)63.6 million to (pound)69.7 million in the period, reflecting higher research and development spending of (pound)13.9 million this year versus (pound)9.2 million last year. Operating margins also improved from 30% to 35% due to our exit from pharmaceutical services and continued growth in the US pharmaceutical market. Earnings per share, before exceptional items and amortisation of intangible assets and goodwill, rose by 38% to 32.2p. During the 2002 financial year, we generated cash of (pound)63.3 million from operations, which provides additional support to our already strong balance sheet and enhances our ability to continue the acquisition element of our expansion strategy.

These excellent results reflect the strength and continuing growth of our underlying business and have encouraged your Board to recommend the payment of a final dividend of 2p per ordinary share, which represents a total for the year of 3p, an increase of 20% over the 2.49p declared for the previous year.

Corporate Activity

Galen is committed to delivering continued growth in its fast growing pharmaceutical business. As part of our strategy to achieve this goal, we acquired Warner Chilcott in September 2000, which afforded us access to the US pharmaceutical market, where the Company has achieved significant growth and where we expect to achieve significant future growth. To free up additional resources for our ambitious growth plans and to improve our operating margins, we took the decision to dispose of our pharmaceutical services businesses. The divestment of our pharmaceutical services businesses during 2002 for a total (pound)156.3 million, transforms Galen into a


              GALEN HOLDINGS 2002       Annual Report and Accounts
pharmaceutical company with clear therapeutic focus and a strong presence in the United States. Your Directors believe that the resources released in this process will achieve a substantially enhanced return when invested in our pharmaceutical business.

In March 2002, we completed the acquisition in the United States of Duricef(R), a cephalosporin antibiotic, and Moisturel(R), a skin moisturising cream, from Bristol-Myers Squibb for a cash consideration of $40.4 million. This acquisition strengthens our product portfolio in dermatology in the United States and highlights our strategy to utilise acquisition of products to build Galen's positions in our core therapeutic areas. These recently acquired products performed well in the second half of the financial year 2002 replacing earnings lost by the divestiture of the pharmaceutical services businesses. Our corporate development group continues to actively pursue acquisition, licensing and other opportunities to further strengthen the Company.

During the year ended 30 September 2002, we retired $111.3 million of high yield (12.625%) bonds inherited at the time of the Warner Chilcott acquisition, leaving only $48.4 million of the original $200 million outstanding. This debt reduction has improved the quality of our balance sheet and, as a result of the associated reduction in interest charges, will provide an uplift in earnings.

--------------------------------------------------------------------------------

                                      focus

                                 IVR Technology

                               [GRAPHIC OMITTED]

The receipt of an approvable letter from the FDA for our estrogen replacement IVR is a great achievement for the Galen team, both in the US and Northern Ireland. The US is the most significant market for this product and we believe that this innovative form of delivery will be well received by the patient. We look forward to finalising labelling with the FDA and preparing our sales and marketing team for launch.

--------------------------------------------------------------------------------

                                 RECORD RESULTS

                                CONTINUED GROWTH

--------------------------------------------------------------------------------

                                      focus

                                FOCUSED RESOURCES

                               Proven Track Record

o     26% increase in pharmaceutical product revenue

o top performing products, Ovcon(R), Doryx(R) and Estrace(R) Cream, experience significant new prescription growth

o     recently acquired products, Duricef(R) and Moisturel(R), perform well

o     Menoring(R), our first IVR product for ERT, perform to expectations

o Expected additions of Sarafem(R) and estrogen replacement IVR to the US marketed product portfolio hold significant potential

--------------------------------------------------------------------------------

Sales and Marketing

During the year, we continued to expand the benefits of the acquisition of Warner Chilcott. Pharmaceutical product revenues for the year were (pound)160.0 million, representing a 26% increase over the previous year. The United States now accounts for 74% of our total pharmaceutical revenues. As market opportunities in the United States exceed those in Europe and other territories, the predominant focus for our pharmaceutical activities is now clearly the United States. Our 226 person US salesforce continues to gain market share in our core therapeutic areas (women's healthcare, dermatology and urology). For the first nine months of calendar year 2002, new prescription growth for Ovcon(R), Doryx(R) and Estrace(R) Cream were 27%, 65% and 6% respectively over the same period in 2001.

In women's healthcare, Galen has products in two categories important to the obstetrician and gynaecologist (OBGYN): contraception and hormone replacement therapy (HRT). The combined US market for these product categories exceeds $4 billion in sales annually. Our oral contraceptive, Ovcon(R), has grown strongly in the year and now enjoys a 2.3% share of the US oral contraceptives market. This offers an excellent base for the launch of our line extension, for which a New Drug Application (NDA) was accepted for filing by the US Food and Drug Administration (FDA) in June 2002.


              GALEN HOLDINGS       2002 Annual Report and Accounts

In estrogen replacement therapy (ERT), Estrace(R) Cream is indicated for the treatment of the local symptoms of the menopause and is prescribed by both the OBGYN and the urologist. Our Estrace(R) Tablets product remains the second most widely prescribed ERT product in the United States. We do not actively promote Estrace(R) Tablets because of generic competition and our strategic objective is to maintain market position until the launch of our proprietary second-generation tablet formulation.

In dermatology, our proprietary pelletised formulation of doxycycline, Doryx(R), is now the most widely prescribed oral tetracycline for the treatment of acne. Total Doryx(R) revenues for the year increased 103% over the prior financial year. In January 2002, we launched a new 75 mg dosage strength for Doryx(R). Doryx(R) 75 mg has performed well and we have experienced accelerated growth of the Doryx(R) brand due to this new strength.

In the United Kingdom, we are continuing to focus our business towards women's health and the discontinuation and disposal of less profitable non-core brands. Menoring(R), our first intravaginal ring (IVR) product for ERT, has completed its first year in the UK market and has performed to expectations. Our promotional strategy is directed towards its establishment with hospital specialists. Positive patient feedback from our early experience programme is consistent with the high levels of patient acceptance of the product in our clinical trial. Our proprietary anticholinergic, Regurin(R), for the treatment of incontinence (licensed from Madaus AG, Cologne) has performed well in the second year since its launch.

The key strength in our pharmaceutical business continues to be the success of our sales and marketing team in the United States. We have a proven track record of successful product launches, sustaining product growth, revitalising acquired products and utilising precision marketing techniques to focus our resources to achieve maximum return.

Research and Development

Building on the strength of our marketed products, we continue to strengthen our investment in research and development. Investment in R&D for the year ended 30 September 2002 was (pound)13.9 million, which represented a 51% increase over the previous year. Our R&D efforts are firmly focused on the development of proprietary products for commercialisation in the United States, which are based on drug delivery systems such as the IVR. We also pursue the development of new products and line extensions in our core therapeutic areas that complement and strengthen our pharmaceutical business.

In women's health, we have programmes in contraception, estrogen replacement therapy, infection control and prenatal vitamins. These involve a number of proprietary technologies, including the IVR. During the year, we submitted NDAs to the FDA for our intravaginal ring ERT product and Ovcon(R) line extension. The NDA for our first IVR estrogen replacement therapy was accepted for filing in February 2002. The receipt of an approvable letter for this product in October 2002 represents a milestone in the history of the Company and reflects the dedication and ability of our entire technical staff. Our second generation Estrace(R) Tablet is in Phase III trials in the United States and we anticipate submission of the NDA in mid 2003. We continue to make progress with a metronidazole releasing IVR for bacterial vaginosis, which is our first application of the IVR technology for infection control. This product entered Phase III in the United States in November 2002. Our testosterone IVR is in Phase II, where we are investigating experimental models to assess treatments for female sexual dysfunction.

In dermatology, following the launch of Doryx(R) 75 mg in January 2002, we are developing new and innovative delivery systems for the antibiotic to provide the next generation of products in this category.

Galen's People

At the conclusion of our 2002 financial year, Galen had 960 employees, including 298 US based employees, which represents a substantial decrease from last year's number, reflecting the sale of our pharmaceutical services businesses. Since the IPO in 1997, Galen Holdings has consistently produced results in line with or in excess of expectations. This exceptional performance would be impossible without the skills and dedication of all colleagues within the Galen organisation. In particular, we recognise our non-executive Directors whose able advice and counsel is of major importance to the Company's ongoing success. In February 2002, we announced the resignation of Tom Lynch from our Board. We thank Tom for his work during his tenure as a non-executive Director at Galen and wish him well in the future.

Outlook

The year ended 30 September 2002 has seen much change at Galen Holdings. The sale of our pharmaceutical services businesses completed our transformation into a pharmaceutical company and released resources, which will be deployed


              GALEN HOLDINGS       2002 Annual Report and Accounts
to achieve greater return. Our strategy for growth remains constant and comprises three elements:

o     the continued organic growth of our pharmaceutical business;

o     the internal development of new proprietary products; and

o the acquisition of products that complement and strengthen our existing activities.

During the year, we have reported success in all elements of this strategy as we continue to leverage our position in the marketplace. We once again report record sales achievement and healthy growth. Our R&D programme has grown; however, it remains sharply focused on maximising economic return. We achieved a milestone in the history of the Company when we received an approvable letter from the FDA for our first IVR product in the United States and we continue to strengthen our pipeline with new projects. We continue to evaluate acquisitions to complement our existing product offerings in our core therapeutic areas.

We approach 2003 with much confidence.

--------------------------------------------------------------------------------

                                      focus

                                   Leadership

                                [PHOTOS OMITTED]

                                  /s/ John King

                                  Dr John King
                               Executive Chairman

                             /s/ Roger Boissonneault

                               Roger Boissonneault
                             Chief Executive Officer

--------------------------------------------------------------------------------

                                  OPPORTUNITIES

FOCUS

[PHOTO OMITTED]

Izumi Hara
Anthony D Bruno

Our Corporate Development team evaluates and executes acquisition opportunities.

Operational Review

Galen continued to make significant progress in executing its growth strategy during the financial year ended 30 September 2002. We set the following targets for 2002: to sharpen our focus on our fast growing pharmaceutical business by divesting our pharmaceutical services businesses, to continue to deliver sales and earnings growth with our existing products, to advance promising products in our pipeline and to make an acquisition.

Over the course of financial year 2002, we sold our pharmaceutical services businesses for a total of (pound)156.3 million. These sales, together with increased profits and the proceeds from our July 2001 offering further strengthened our Company's net cash position to (pound)165.8 million at financial year end, affording us strong financial standing and flexibility and permitting us to focus intently on investing in our profitable pharmaceutical business through organic growth, research and development and selective acquisitions.

Our salesforce remains the centrepiece of our forward growth strategy and continues to produce excellent results. Due to the success of our salesforce, our proprietary pelletised formulation of doxycycline, Doryx(R), is now the most widely prescribed oral tetracycline for the treatment of acne. Doryx(R) 75 mg, launched by the Warner Chilcott salesforce in January, has been performing well and we experienced accelerated growth of the Doryx(R) brand due to this new strength. Our oral contraceptive, Ovcon(R), has grown strongly in the year, and now enjoys a 2.3% share of the US oral contraceptives market, offering an excellent base for the launch of our line extension, for which a New Drug Application (NDA) was accepted for filing by the US Food and Drug Administration
(FDA) in June 2002. Our operating profits (before exceptional items and amortisation) in financial year 2002 increased by 28% over financial year 2001.

We were pleased to have made notable progress with our pipeline during the year. Three weeks following the close of our 2002 financial year, on 21 October 2002, we announced the receipt of an approvable letter from the FDA for our estradiol acetate intravaginal ring, sold in the United Kingdom as Menoring(R). We believe this product holds great promise for patients in the United States, and, as this 2002 annual report went to press, we were working with the FDA to finalise labeling requirements in preparation for the product's commercialisation in the United States.

STRATEGY

Execution of the Company's growth strategy included the March 2002 acquisition from Bristol-Myers Squibb of two profitable dermatology products: the antibiotic Duricef(R) and the skin cream Moisturel(R). Approaching 2003 and beyond, we are confident that, supported by salesforce promotion, we can continue to grow sales of these products.

As we enter the 2003 financial year, we are pleased with the leadership provided by our senior management team in respect of our sharpened focus on growing our Company, through the development of new products and strategic acquisitions. During the last three years, our team has consistently delivered growth in revenues, profit and earnings per share and completed (pound)404 million in pharmaceutical acquisitions. As we continue to evaluate potential product and company acquisitions, we are very pleased to have a strong corporate development team, led by two executives with substantial experience in the assessment and negotiation of pharmaceutical acquisitions: Anthony D Bruno, Galen's Senior Vice President, Corporate Development and General Counsel, and Izumi Hara, the Company's Deputy General Counsel. With 40 years of highly relevant experience between them, first with top New York City law firms, then with Warner-Lambert Company, where both were actively involved in the evaluation, analysis, negotiation and execution of pharmaceutical acquisitions, dispositions and strategic alliances, Mr Bruno and Ms Hara will continue to be heavily engaged in evaluating possible acquisition opportunities that will add shareholder value to our Company and continue to build Galen's strength in our target markets.

On 9 December 2002, we announced that we entered into a conditional agreement to acquire the US sales and marketing rights to Sarafem(R) from Eli Lilly and Company ("Lilly"). The agreement is conditional on US regulatory approval. Sarafem(R) is an FDA approved prescription treatment for pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. Launched by Lilly in 2000, Sarafem(R) generated sales of approximately $85 million in the United States in the year ended 31 December 2001.

                                   Galen Focus

                               -----------------
                                       FPO
                               -----------------

                               [GRAPHIC OMITTED]

                              direction

                                      [PHOTO OMITTED]
                                      Carl Reichel
                                      President, Pharmaceuticals

                                     FOCUS

                               [GRAPHIC OMITTED]

                                      FPO

                                    STRENGTH

Galen's sales and marketing capabilities continue to be a key contributor to our success. Galen's sales and marketing personnel, numbering 259 in the United States and 55 in the United Kingdom, continue to gain market share in our core therapeutic areas of women's healthcare, dermatology and urology.

In the United States, which generated 74% of our pharmaceutical revenue in financial year 2002, our sales force strategy is focused on employing precision marketing techniques to market and promote our key branded products to high volume prescribing physicians. These techniques require comprehensive internal analysis of actual prescription data to determine the most effective allocation of our sales and marketing resources and enable us to expand market share in markets that represent the most promise. Our precision marketing team, together with their sales and marketing colleagues, analyse prescription data and develop strategies and tactics to maximise growth in our sales and market share. By employing these precision marketing techniques, Galen, through Warner Chilcott, has been able to sustain product growth, revitalise acquired products and successfully launch new products in the United States.

Due to the success of our salesforce, our proprietary pelletised formulation of doxycycline, Doryx(R), is now the most widely prescribed oral tetracycline for the treatment of acne. Total Doryx(R) revenues increased 103% over the prior financial year. Doryx(R) 75 mg, launched by the Warner Chilcott salesforce in January,

                           Sales & Marketing Expertise

                               [GRAPHIC OMITTED]

                                      FPO

has been performing well and we experienced accelerated growth of the Doryx(R) brand due to this new strength. Our oral contraceptive, Ovcon(R), has grown strongly in the year, achieving a 29% increase over last year. Ovcon(R) now enjoys a 2.3% share of the US oral contraceptives market and offers an excellent base for the launch of our line extension, for which an NDA was accepted for filing by the FDA in June 2002.

At Galen, we have sought to employ and develop some of the most sophisticated and successful sales and marketing personnel in the pharmaceutical business. The ability of our salesforce to effectively employ precision marketing techniques lies at the core of our marketing success and, year over year, along with the clinical value of our products, is the key generator of our pharmaceutical sales growth. To this end, we provide advanced sales training opportunities to our top sales representatives several times each year, so that our top sales representatives have an opportunity to continue to improve their understanding and the execution of these techniques.

Our key branded products include the oral contraceptives Ovcon(R) 35 and Ovcon(R) 50; Estrace(R) Cream, a urogenital atrophy therapy; Doryx(R) 100 mg and Doryx(R) 75 mg, an antibiotic for the treatment of acne.

[PHOTOS OMITTED]

Ken Kayel
Nicola Crawford
A Dominick Musacchio

Our precision marketing yeam, together with sales and marketing colleagues, analyse prescription data and develop strategies to maximise growth.

(top right)
Douglas Popper
Jennifer McCusker
Mitch Lazar

Advanced training provides top sales representatives with opportunities to further develop their precision marketing skills.

                             Research & Development

                               [GRAPHIC OMITTED]


                                     -----
                                      FPO
                                     -----

innovation

[PHOTO OMITTED]                                           [PHOTO OMITTED]
IVR Technology                                               OVCON(R)

                                 [PHOTO OMITTED]
                              R&D facility, Larne,
                              Northern Ireland

                                      FOCUS

Building on the strength of our marketed products, we have increased our investment in identifying and developing novel drug delivery technologies, particularly our intravaginal ring technology, new pharmaceutical products and improvements to our marketed products. In the 2002 financial year, our research and development commitment grew a considerable 51% over 2001, to (pound)13.9 million.

As was the case in financial year 2002, we will continue to focus our research and development in ways that represent the best opportunities for return on investment and, ultimately, the interest of long-term shareholder value. This means that our research and development efforts will focus extensively on the development of additional applications for our existing proprietary technologies and new products that are complementary to our core therapeutic areas, particularly line extensions to improve our existing branded products in the United States.

This approach has proved fruitful for Galen in the recently concluded financial year, as we made notable progress in moving several pipeline products toward possible commercialisation in the United States:

      o In one of the most significant developments in Galen's product development history, we received an approvable letter from the FDA in October 2002 in reference to the NDA for our first IVR for estrogen replacement therapy in the United States. We are now working with the FDA to finalise labeling requirements and expect that this promising product will soon become commercially available in the United States.

      o In June 2002, our NDA for a line extension to our oral contraceptive product Ovcon(R) was accepted for filing by the FDA.

      o We also continued to make progress with our second generation Estrace(R) Tablets, an estrogen replacement therapy. Currently in Phase III trials in the United States, we anticipate submission of an NDA to the FDA for this product in mid-2003.

      o Also during the recently completed financial year, drawing further on our research and development work on the IVR, we advanced several new and promising applications for this technology. Phase III trials for our metronidazole-releasing IVR for bacterial vaginosis, our first application of IVR technology for potential infection control, began in November 2002. We also see promise for utilising the IVR for the delivery of testosterone for possible treatment of female sexual dysfunction. During the recently completed financial year, our testosterone IVR continued in Phase II trials.

      o Finally, in the dermatology product category, building on the success of our January 2002 launch of Doryx(R) 75 mg, we continue to assess new delivery systems for the antibiotic to provide the next generation of products in this category.

[PHOTOS OMITTED]

Olu Aloba, PhD
Ileana C Brown
Michael Liang, PhD
Kelly Smith, MD
Rosa Lee, PharmD
R&D colleagues, together with Regulatory Affairs and Medical Affairs colleagues, focus on advancing our pipeline products.

                                   POTENTIAL

                               Board of Directors

[PHOTO OMITTED]

Dr John King (53)  Executive Chairman

Dr King joined Galen in 1979 as Technical Manager responsible for the development and registration of new products. Dr King was appointed Technical Director in 1981, Managing Director in 1984, Chief Executive in 1991 and Executive Chairman in 2000. Prior to joining the Group he was a lecturer in the Pharmacy Department of The Queen's University, Belfast. He obtained a PhD in 1974 and registered with the Pharmaceutical Society of Northern Ireland in 1976.

                                   LEADERSHIP

[PHOTO OMITTED]

Roger Boissonneault (54)  Chief Executive Officer

Roger Boissonneault serves as Chief Executive Officer for Galen. He previously served as President and Chief Operating Officer of WC plc since 1996, serving as a director since 1998. From 1976 to 1996 Mr Boissonneault served in various capacities with Warner-Lambert Company, including Vice President, Female Healthcare, Director of Corporate Strategic Planning, and Director of Obstetrician/Gyneacologist Marketing. Mr Boissonneault has BA in Biology from the University of Connecticut and an MBA from Rutgers University.

[PHOTO OMITTED]

Mr Geoffrey Elliott (50)  Chief Financial Officer

Mr Elliott qualified as a Chartered Accountant in 1984. After a period in industry and management consultancy, he joined the accountancy practice of Magee Todd & Vaughan, becoming a partner in 1988. He was appointed Chief Financial Officer of Galen in 1993.

[PHOTO OMITTED]

Dr Harold Ennis OBE (72)  Non-Executive Director

Dr Ennis was appointed to the Board in May 1996. He is the Chairman of Creative Composites Limited, Vice Chairman of Trade and Business Development Body and a non-executive director of a number of private companies. Previously he was a member of the Northern Ireland Economic Council and the Industrial Development Board for Northern Ireland.

[PHOTO OMITTED]

Mr David Gibbons MBE (64)  Non-Executive Director

Mr Gibbons was appointed to the Board in March 1997. He was previously Chairman and Managing Director of Abbott Laboratories UK and was a board member of The Association of the British Pharmaceutical Industry and Chairman of the Pharmaceutical Price Regulation Scheme Committee. He is non-executive Chairman of Nexan Group Limited, MedNova Limited and Genosis Inc.

[PHOTO OMITTED]

Dr Michael Carter (64)  Non-Executive Director

Dr Carter was appointed to the Board in May 1998. He has 25 years pharmaceutical industry experience with both Roche and Zeneca, acting as a board member of Salick Health Care in the United States. He holds a triple fellowship of the Royal Pharmaceutical Society, the Royal College of Physicians of Edinburgh and the Faculty of Pharmaceutical Physicians of the Royal Colleges. He is a non-executive director of Provensis Limited, Micromet AG, Kudos Pharmaceuticals Limited, Cancervax Inc and Genosis Inc and non-executive Chairman of Metris Therapeutics Limited.

                                Shareholder Value

Galen has undergone significant changes in 2002. The sale of the pharmaceutical services businesses completes our transformation into a pharmaceutical product company. Galen approaches the 2003 financial year with a continuing and strong commitment to building value for our shareholders. Like most publicly traded companies, Galen's market capitalisation was affected negatively during the 2002 financial year by the bearish global economic climate. Nonetheless, our Company has continued to deliver excellent financial performance and has made notable and important progress that we believe positions us well to build shareholder value in the year and years to come.

Our excellent financial results reflect the strength and continuing growth of our pharmaceutical business and have resulted in an increase in EPS to 32.2p (before exceptional items and amortisation), a 38% increase over the 2001 financial year and dividend growth of 20% from 2.49p in financial year 2001 to 3p in financial year 2002.

Galen also ended the 2002 financial year with a vastly improved balance sheet, highlighted by our net cash position of (pound)165.8 million, compared to (pound)18 million at the end of 2001. This means that Galen enters 2003 on a strong and stable financial footing, positioned to continue investing in both organic growth and, more particularly, growth by acquisition.

Galen shares are traded in three of the world's leading stock markets, the London Stock Exchange in the United Kingdom, The NASDAQ Stock Markett in the United States and the Irish Stock Exchange in Ireland. Galen is pleased to now receive research coverage by 13 financial institutions. In the United States, Galen is covered by CIBC and Ryan, Beck. In the United Kingdom, Galen is covered by ABN Amro, Credit Suisse First Boston, ING Barings, Merrill Lynch, Nomura, UBS Warburg and WestLB Panmure. In Ireland, Galen is covered by Davy Stockbrokers, Goodbody Stockbrokers, Merrion Stockbrokers and NCB Stock brokers. We are hopeful that this research coverage will add notably to our exposure among prospective investors.

Galen also continues to maintain a strong and ongoing commitment to openness with our shareholders regarding our business and forward strategies. Our website, www.galenplc.com, is a rich source of information for shareholders, and offers shareholders and prospective shareholders the opportunity to be added to our mailing list.

Finally, we extend our appreciation to the continued confidence of our investors, and we reiterate our commitment to maintain our sharp focus on maximising growth and shareholder value.

                                   COMMITMENT

Directors' report for the year ended 30 September 2002

The directors present their report and the audited financial statements for the year ended 30 September 2002.

Principal activities

The activities of the Group consist of the development, manufacture and supply of branded prescription pharmaceutical products. During the year the Group disposed of its pharmaceutical services operations. The activities of the holding company consist of the management of its investments in its subsidiaries.

Review of business

The consolidated profit and loss account for the year is set out on page 25. A review of business during the year and of the future development of the Group is contained in the Letter to Shareholders and the Operational Review accompanying this report.

Dividends

An interim dividend of 1p per share amounting to (pound)1,902,000 (2001: 0.83p per share--(pound)1,351,000) was paid during the year. The directors recommend payment of a final dividend for the year of 2p per share amounting to (pound)3,662,000 (2001: 1.66p per share--(pound)3,143,000).

Group research and development activities

The Group is strongly committed to research and development activities in order to secure and enhance its market position. Expenditure in the year totalled (pound)13.9 million (2001: (pound)9.3 million).

Directors

The directors of the Company during the year were:

Dr J A King            R G Elliott       Dr H A Ennis         D Gibbons
R M Boissonneault      A D Armstrong     Dr M G Carter        T G Lynch

      In accordance with the Articles of Association, Dr J A King, Dr H A Ennis and Dr M G Carter will be retiring by rotation at this year's Annual General Meeting and, being eligible, will be proposed for re-election. Dr King has a service agreement with the Company terminable on twelve months notice given by either party to the other. Dr Ennis and Dr Carter have letters of appointment with the Company pursuant to which their appointment as non-executives may be terminated at the will of either party.

      AD Armstrong resigned as director on 9 January 2002 and TG Lynch resigned on 13 February 2002.

Directors' interests in shares of the Company

The interests of the members of the Board of Directors at 30 September 2002 in the shares of the Company are set out below.

      All such interests are beneficially owned.

                                                            % of
                                       Ordinary         Ordinary       Ordinary
                                      shares of           shares      shares of
                                       10p each      outstanding       10p each
                                        30.9.02          30.9.02        30.9.01
-------------------------------------------------------------------------------
J A King                             14,475,306              7.7     14,475,306
R M Boissonneault                        20,792                *         20,792
R G Elliott                           5,372,271              2.9      5,372,271
H A Ennis                               118,879                *        105,279
M G Carter                                   --               --             --
D Gibbons                                    --               --             --
                                     ==========================================

*less than 1%

Changes in directors' interests since the year end

There have been no changes in the interests of directors between the year end and 6 December 2002.

Interests in share options

Details of options held by members of the Board of Directors at 30 September 2002 are set out below:

                                                                                                    Exercise   Earliest
                                                                   At       Granted         At         price   exercise       Expiry
                                                              1.10.01       in year    30.9.02       (pound)       date         date
------------------------------------------------------------------------------------------------------------------------------------
Approved Executive Share Option Scheme
  (over ordinary shares)
R G Elliott                                                     6,703            --       6,703       4.475      5.2.02       5.2.09
                                                              ======================================================================
Unapproved Executive Share Option Scheme
  (over ordinary shares)
J A King                                                       75,636            --      75,636       4.475      5.2.02       5.2.09
                                                               38,614            --      38,614       5.050    30.12.02     30.12.09
                                                               50,000            --      50,000       8.225     4.12.03      4.12.10
                                                                   --       100,761     100,761       7.225    19.11.04     19.11.11
R G Elliott                                                    56,890            --      56,890       4.475      5.2.02       5.2.09
                                                               29,703            --      29,703       5.050    30.12.02     30.12.09
                                                               50,000            --      50,000       8.225     4.12.03      4.12.10
                                                                   --       157,055     157,055       7.225    19.11.04     19.11.11
                                                              ======================================================================

                                                                                                               Earliest
                                                       At     Granted     Exercised          At    Exercise    exercise       Expiry
                                                  1.10.01     in year       in year     30.9.02       price        date         date
------------------------------------------------------------------------------------------------------------------------------------
Options assumed by Galen upon purchase of
  Warner Chilcott (a)
R M Boissonneault                                  18,750          --            --      18,750      $ 1.60     29.9.00     31.10.06
                                                   75,000          --            --      75,000      $32.00     29.9.00     31.10.06
                                                   15,625          --            --      15,625      $15.63     29.9.00     24.01.08
                                                   25,000          --            --      25,000      $13.00     29.9.00      11.2.09
                                                   37,500          --            --      37,500      $11.30     29.9.00      14.8.09
                                                  ==================================================================================
2000 US option scheme (a)
R M Boissonneault                                  62,500          --            --      62,500      $49.35      1.4.02      29.9.10
                                                   23,500          --            --      23,500      $46.75         (b)      4.12.10
                                                       --      50,000            --      50,000      $40.75         (c)     19.11.11
                                                  ==================================================================================

(a) over American Depositary Shares--four Ordinary Shares equal one American Depositary Share.

(b)   options vest quarterly over four years beginning 1 October 2000.

(c)   options vest quarterly over four years beginning 1 October 2001.

      No other directors have been granted share options in the shares of the Company or other Group companies.

      The market price of the Company's shares on the London Stock Exchange at the end of the financial year was (pound)3.68 (2001: (pound)6.43) and the range of market prices during the year was between (pound)2.75 and (pound)7.75 (2001:
(pound)4.95 and (pound)9.77). The market price of the Company's American Depositary Shares on NASDAQ(R) at the end of the financial year was $22.89 (2001: $38.20) and the range of market prices during the year was between $16.54 and $45.75.

      There were no contracts of significance with the Company or any of its subsidiaries subsisting during, or at the end of the financial year, in which a director of the Company was materially interested.

Directors' report for the year ended 30 September 2002

Substantial shareholdings

As at 6 December 2002 the Company had received notification of the following beneficially owned interests of 3% or more in its ordinary shares:

                                                            Number of
                                                               shares          %
--------------------------------------------------------------------------------
A J McClay                                                 16,986,469        9.0
J A King                                                   14,475,306        7.7
Standard Life Investments                                   7,527,121        4.0
Elan International Services Limited                         7,119,200        3.8
                                                           =====================

      The Company is not directly or indirectly owned or controlled by another corporation or by a government or person. All shareholders have the same voting rights.

Share capital

Details of the movements in the Company's share capital during the year are given in note 21 to the financial statements.

      During the year, in order to create a more efficient capital structure, enhancing earnings and net asset value per share, the Company exercised the authority granted by shareholders on 19 February 2002 to make market purchases of its own shares. In total 2,050,000 shares representing 1.1% of the issued share capital were repurchased at a total cost of (pound)8,001,000 (nominal value (pound)205,000). The average price paid was (pound)3.90 per share, and costs of (pound)20,000 were incurred.

      On 29 September 2000 the Company's American Depositary Shares ("ADS") were listed on NASDAQ(R) and were available in the United States through an American Depositary Receipt program established pursuant to separate Depositary Agreements entered into by the Company and The Bank of New York, as depositary. One ADS represents four ordinary shares. The total number of ADSs outstanding on 30 September 2002 was 4,146,928.

Corporate social responsibility policy

Galen is committed to the development, marketing and manufacturing of pharmaceutical products. We recognise that our business activities have an influence on the environmental and social spheres as well as the economic, and we accept that we have a duty to carry out these business activities in a socially responsible manner.

      Our current initiatives promote an effective socially responsible approach. The practices, set out below, establish how we will continue to fulfill our duty in the future. We will:

o meet or exceed legal requirements or regulations and we will aim to satisfy international agreements, where these are relevant to our business;

o create a culture where all our staff will be informed of their individual responsibility, and will be encouraged to consider social, environmental and ethical issues as an everyday part of their role;

o create a culture where social considerations are integrated into all activities across the business;

o conduct business as a responsible corporate member of society committed to continual improvement in all aspects of our performance;

o provide a safe and healthy work environment for all our employees, where we can work to eliminate all injuries and incidents;

o economise on the use of natural resources and work to minimise the impact on the environment;

o provide information on our policies and communicate openly with all interested parties;

o ensure managers shall have processes for consulting with employees on social responsibility matters in order to encourage their involvement and commitment and to provide them with information;

o select key suppliers after considering their approach to their social responsibilities, to ensure that competent partners are selected who comply with all appropriate legislation or regulations;

o ensure that no applicant or employee either directly or indirectly is subjected to unlawful discrimination or harassment on account of or based on their religious beliefs, political opinion, sex, disability, marital status, age, race, colour, national origin or veteran status; and that no applicant or employee is placed at a disadvantage by requirements or conditions which cannot be shown to be relevant to performance. Our policy is to give full and fair consideration to disabled workers for those vacancies that they are able to fill. All necessary assistance with initial training courses is given. Arrangements are made, whenever possible, for retraining employees who become disabled, to enable them to perform work identified as appropriate to their aptitudes and abilities.

Employee involvement

Group policy is to consult and discuss with employees those matters likely to affect employees' interests. Employee share schemes have been introduced as a means of further encouraging the involvement of employees in the Group's performance.

Political and charitable contributions

The Group made charitable donations amounting to (pound)22,000 (2001:
(pound)27,019) during the year. No donations for political purposes were made during the year.

Creditor payment policy

In general, the Group agrees payment terms with each supplier at the start of business with that supplier and seeks to abide by those terms whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. It does not have a standard or code which deals specifically with the payment of suppliers.

      The Group's average creditor payment period at 30 September 2002 was 83 days (2001: 74 days).

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office, and a resolution concerning their re-appointment will be proposed at this year's Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held on 18 February 2003 at
10.00 am at Malone House, Barnett Demesne, Belfast.

      Your directors consider that there may be occasions when it might be desirable to reduce the issued ordinary share capital of the Company by purchases in the market and accordingly, a special resolution will be proposed at the Annual General Meeting as special business to authorise the Company to make purchases of up to a maximum in aggregate of 27,983,357 Ordinary Shares of 10p each in the capital or, if less, 14.9% of its issued ordinary share capital at the date of Annual General Meeting. The Directors would only exercise the power to effect the purchase by the Company of its own shares at price levels and in circumstances which they consider to be in the interests of the shareholders, after taking into account the Group's overall financial position, and which, in particular would lead to a beneficial impact on the earnings per share of the Company. In any event, no purchase will be made which would effectively alter the control of the Company without the prior approval of the shareholders in general meeting.

By order of the Board


Anthony D Bruno
Secretary
Craigavon
6 December 2002

Report of the remuneration committee

The Remuneration Committee was comprised of the following directors during the year:

D Gibbons (Chairman of the Committee)       Dr H A Ennis         Dr M G Carter

Role of the Committee

The primary function of the Committee is to determine remuneration and other terms of employment for the executive directors and senior employees, having regard to performance. The Committee has given full consideration to those principles and provisions of the Combined Code which relate to directors' remuneration.

      The Committee has sought independent external advice on the setting of executive remuneration.

      In setting remuneration policy the Committee considers a number of factors including:

(a) the basic salaries and benefits available to executive directors of comparable companies;

(b)   the need to attract and retain directors of an appropriate calibre;

(c) the need to ensure executive directors' commitment to the continued success of the Group by means of incentive schemes.

Remuneration policy for executive directors

Remuneration policy for executive directors is to:

(a) have regard to the directors' experience and the nature and complexity of their work in order to pay a competitive salary that attracts and retains management of the highest quality;

(b)   link individual remuneration packages to the Group's performance;

(c)   provide a competitive package of employment related benefits.

Salaries and benefits

The Remuneration Committee meets at least once a year in order to consider and set the annual salaries for executive directors, having regard to personal performance and independently compiled salary survey information.

Long-term benefits

The Committee considers that share ownership by directors and employees strengthens the link between their personal interests and those of shareholders. This is achieved through the operation of the following share schemes:

(i) The Galen Approved Executive Share Option Scheme and the Galen Unapproved Executive Share Option Scheme Options under these schemes are granted on the recommendation of the Remuneration Committee. Options may be granted over unissued shares or shares held in a trust. Options granted will be subject to such objective performance conditions as the Committee sees fit and which must be fulfilled before the options can be exercised.

(ii) The Galen Savings Related Share Option Scheme This scheme is open to all UK employees who have been with the Group for at least one year. The directors have discretion to include other employees. Options may be granted over unissued shares or shares held in a trust. All options must be linked to a contractual savings scheme with a savings institution nominated by the directors and approved by the Inland Revenue.

(iii) The Galen 2000 US Option Scheme Under this scheme both incentive stock options and non-qualified stock options may be granted to eligible employees of the Group's US subsidiaries at the discretion of the Remuneration Committee.

The Galen Employee Benefit Trust

The Employee Trust was established by deed dated 10 June 1997 between Dr McClay and Galen Trustees Limited, and on 27 June 1997 Dr McClay gifted the equivalent of 5,000,262 ordinary shares to the Trust. Dr McClay cannot be a beneficiary of the Trust. Its purpose is to facilitate and encourage the ownership of shares by or for the benefit of eligible employees including directors. The Trustees may consider any recommendations made to them by the Remuneration Committee on behalf of the Board.

Remuneration of non-executive directors

The remuneration of non-executive directors is determined by the Board.

Directors' detailed emoluments

Details of individual directors' remuneration are set out in note 11 to the Group financial statements.

Non-executive directorships

The Remuneration Committee believes that the Company can benefit from executive directors accepting appointments as non-executives and, as a consequence, allows them to hold limited appointments as non-executive directors. Any fees related to such employment may be retained by the director concerned at the discretion of the Remuneration Committee.

Pensions

Dr King and Mr Elliott are currently members of defined contribution schemes operated by the Group. Mr Boissonneault participates in the Warner Chilcott 401(k) Savings Plan.

Contracts of service

All of the executive directors have contracts of service which can be terminated by either party with a notice period of twelve months. The contract of service with Mr. Boissonneault further provides that should the contract be terminated pursuant to a change of control (as defined in the contract) the severance payment due to Mr. Boissonneault will be equal to his base salary, target bonus and benefits for a period of eighteen months. The appointment terms of the non-executive directors are at the will of the parties, but are envisaged to last for three years, following which they are reviewed annually. The Committee will, where it considers it to be appropriate, apply the principle of mitigation to any compensation payable on the termination of service contracts.

On behalf of the Board


D Gibbons
Chairman, Remuneration Committee
6 December 2002

Statement on corporate governance

The Board of Directors believes that the business of the Group should be conducted according to the highest legal and ethical standards, and is committed to a system of sound corporate governance. The Board has applied all the Principles of Good Governance set out in the Combined Code and considers that all of the provisions of the Code of Best Practice have been complied with during the year.

      The following paragraphs, together with the Report of the Remuneration Committee on pages 20 to 21, demonstrate how the principles of the Combined Code have been applied.

The Board

The Board currently comprises three executive directors and three independent non-executive directors. The Board meets regularly to review Group strategy and trading performance, assess the adequacy of funding and formulate policy on key issues. It has a schedule of matters reserved to it for decision. The Board is supplied with timely and relevant information to enable it to properly discharge its duties.

      Dr Ennis is the senior independent non-executive director.

Board committees

An Audit Committee and a Remuneration Committee have operated throughout the year. The Audit Committee at present consists of the Group's three independent non-executive directors: Dr Ennis, Mr. Gibbons and Dr Carter. The Audit Committee, which is chaired by Dr Ennis, meets at least four times a year and assists the Board in ensuring that the Group's published financial statements give a true and fair view and in ensuring that reliable internal financial information is available for decision making. It also reviews the suitability and effectiveness of the Group's internal controls.

      The Audit Committee reviews the findings of the external auditors and reviews key accounting policies and judgments. It is also responsible for the appointment of the Group Internal Auditor and recommends to the Board the appointment of the external auditors and the level of their audit and non-audit remuneration. The Audit Committee reviews the scope and results of each audit and its cost effectiveness. It also monitors the objectivity and independence of the auditors. The Committee monitors the nature and extent of non-audit services and seeks to maintain objectivity and value for money. The Committee has written terms of reference.

      The Remuneration Committee consists of the three non-executive directors and is chaired by Mr. Gibbons. The Committee meets at least once a year. The report of the Remuneration Committee is set out on pages 20 to 21.

      The Board, as a whole, functions as a Nomination Committee under the chairmanship of Dr Ennis.

Internal controls

The Board is responsible for the Group's system of internal controls. It should be recognised that such a system can provide only reasonable and not absolute assurance against material misstatement or loss. The key features of the systems, which have been established, are set out below.

Control environment

The Group's control environment is the responsibility of its directors and managers at all levels. The Group's organisational structure has clear lines of responsibility, and operating and financial responsibility for subsidiary companies is delegated to subsidiary boards.

Information systems and financial reporting

The Group operates a comprehensive budgeting and reporting system that, as a matter of routine, compares actual out-turn to budget. Management accounts are compiled on a monthly basis, and variances from plan are investigated and revisions to forecasts made. Cash flow budgets and forecasts are prepared on a regular basis to ensure that the Group has adequate funds and resources for the fore seeable future. The Audit Committee reviews all financial statements to be published externally to ensure they provide a meaningful appraisal of the Group's performance and financial position.

Main control procedures

Divisional management establishes control procedures in response to any key risks identified and reports whether its key controls have functioned effectively. Standard financial control procedures operate throughout the Group to ensure the integrity of its financial statements, and the Board has established clearly defined procedures for the authorisation of capital expenditure.

Monitoring system used by the Board

The Board reviews and approves budgets and monitors the Group's performance against those budgets monthly. Variances from the expected outcome are investigated and where lapses in internal control are detected, these are rectified. The Group's cash flow is also monitored monthly compared to forecast.

      The Board reviews the effectiveness of internal controls on an ongoing basis. The Group Internal Auditor examines the internal control systems within each operating unit and reports to the Audit Committee on a regular basis.

      The Board has an established process for identifying, evaluating and managing the significant risks that it faces. The process accords with the guidance on internal control issued by the Turnbull Committee in 1999.

      The key risks are identified and are considered by the Board on a regular basis. These discussions cover the nature of each risk, the potential impact of each risk on operations and the action taken to reduce/eliminate each risk. On an ongoing basis, key areas are discussed and a summary of findings is reported to the Board.

Shareholder relations

Regular contact is maintained with major institutional shareholders. All shareholders are welcome to attend the AGM and the Board encourages the participation of private investors.

Statement on going concern

After making appropriate enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the Group's financial statements.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

o     select suitable accounting policies and then apply them consistently;

o     make judgements and estimates that are reasonable and prudent;

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

o prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group and the Company will continue in business.

      The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and the Company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

      The financial statements for the year ended 30 September 2002 are included in the Annual Report 2002, which is published by the Company in hard-copy printed form and on the Company's website on the internet. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

On behalf of the Board


Anthony D Bruno
Secretary
Craigavon
6 December 2002

Independent auditors' report to the members of Galen Holdings PLC

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable Northern Ireland law and United Kingdom accounting standards are set out in the statement of directors' responsibilities.

      Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority. This opinion has been prepared for and only for the Company's members in accordance with Article 243 of the Companies (Northern Ireland) Order 1986 and for no other purposes. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

      We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

      We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the financial highlights, the directors' report, the letter to shareholders, the operational review, the report of the remuneration committee and the statements on corporate governance, going concern, and directors' responsibilities.

      We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986.


PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Belfast
6 December 2002

Consolidated profit and loss account

                                                                                                                               2000
                                                                            2002                     2001                 (restated)
for the year ended 30 September 2002            Notes   (pound)'000  (pound)'000  (pound)'000 (pound)'000  (pound)'000  (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Turnover                                             2
--Continuing operations                                     160,028                   127,413                   44,397
--Discontinued operations                                    41,534      201,562       55,270     182,683       41,623       86,020
                                                            ------------------------------------------------------------------------
Cost of sales                                        2                    61,250                   64,187                    44,222
                                                            ------------------------------------------------------------------------
Gross profit                                         2                   140,312                  118,496                    41,798
Net operating expenses                               3                    97,128                   88,157                    23,054
                                                            ------------------------------------------------------------------------
Operating profit before exceptional items and
  amortisation of goodwill and intangibles                                70,589                   54,941                    24,123
Exceptional items                                    3                        --                       --                    (3,311)
Goodwill and intangibles amortisation                                    (27,405)                 (24,602)                   (2,068)
                                                            ------------------------------------------------------------------------
Operating profit
--Continuing operations                                      37,439                    20,414                    6,167
--Discontinued operations                                     5,745       43,184        9,925      30,339       12,577       18,744
                                                            ------------------------------------------------------------------------
Gain on sale of discontinued operations             26                    71,388                       --                        --
                                                            ------------------------------------------------------------------------
Investment income                                    4                     7,327                    4,455                     2,089
                                                            ------------------------------------------------------------------------
Profit on ordinary activities before
  interest payable                                                       121,899                   34,794                    20,833
Interest payable and similar charges                 5                    20,808                   17,848                     1,760
                                                            ------------------------------------------------------------------------
Profit on ordinary activities before taxation        6                   101,091                   16,946                    19,073
Tax on profit on ordinary activities                 7                     9,049                    3,594                     5,297
                                                            ------------------------------------------------------------------------
Profit on ordinary activities after taxation                              92,042                   13,352                    13,776
Minority interests                                  23                        32                      122                        89
                                                            ------------------------------------------------------------------------
Profit for the financial year                        8                    92,010                   13,230                    13,687
Dividends                                            9                     5,518                    4,413                     3,036
                                                            ------------------------------------------------------------------------
Retained profit for the financial year              22                    86,492                    8,817                    10,651
                                                            ========================================================================
Earnings per share                                  10                     49.7p                     8.2p                     11.3p
Adjusted earnings per share                         10                     32.2p                    23.4p                     15.0p
Diluted earnings per share                          10                     49.4p                     8.1p                     11.2p
Adjusted diluted earnings per share                 10                     32.0p                    23.0p                     14.9p
                                                            ========================================================================

      There is no difference between the profit on ordinary activities before taxation and the profit for the year stated above and their historical cost equivalents.

Reconciliation of movements in shareholders' funds

                                                                                                           2001                2000
                                                                                       2002           (restated)          (restated)
for the year ended 30 September 2002                                            (pound)'000         (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Opening shareholders' funds                                                         604,630             408,058              66,232
Share issues including premium (net of costs)                                         2,828             188,261             330,222
Purchase of own shares                                                               (8,001)                 --                  --
Profit for the financial year                                                        92,010              13,230              13,687
Dividends                                                                            (5,518)             (4,413)             (3,036)
Translation differences on foreign currency net investments                         (13,990)               (506)                953
                                                                                    ------------------------------------------------
Closing shareholders' funds                                                         671,959             604,630             408,058
                                                                                    ================================================

Consolidated statement of total recognised gains and losses

                                                                                                                               2000
                                                                                       2002                2001           (restated)
                                                                    Notes       (pound)'000         (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Profit for the financial year                                                        92,010              13,230              13,687
Translation differences on foreign currency net investments                         (13,990)               (506)                953
                                                                                    ------------------------------------------------
Total recognised gains and losses relating to the year                               78,020              12,724              14,640
                                                                                    ------------------------------------------------
Prior year adjustment                                                  22            (2,488)
                                                                                    ------------------------------------------------
Total gains recognised since last annual report                                      75,532
                                                                                    ================================================

Cumulative foreign currency translation differences

                                                                                                                         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
At 1 October 1998                                                                                                                14
Difference arising in the year                                                                                                 (168)
                                                                                                                            -------
At 1 October 1999                                                                                                              (154)
Difference arising in the year                                                                                                  953
                                                                                                                            -------
At 1 October 2000                                                                                                               799
Difference arising in the year                                                                                                 (506)
                                                                                                                            -------
At 1 October 2001                                                                                                               293
Difference arising in the year                                                                                              (13,990)
                                                                                                                            -------
At 30 September 2002                                                                                                        (13,697)
                                                                                                                            =======

Consolidated balance sheet

                                                                                                                             2001
                                                                                                             2002       (restated)
at 30 September 2002                                                                    Notes         (pound)'000     (pound)'000
---------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                                                           12            480,457         510,742
Tangible assets                                                                             13             38,631          89,180
                                                                                                         ------------------------
                                                                                                          519,088         599,922
                                                                                                         ------------------------
Current assets
Stocks                                                                                      15             17,082          16,563
Debtors                                                                                     16             23,658          35,961
Cash at bank and in hand                                                                                  198,751         222,002
                                                                                                         ------------------------
                                                                                                          239,491         274,526
Creditors: amounts falling due within one year                                              17             48,172          62,324
                                                                                                         ------------------------
Net current assets                                                                                        191,319         212,202
                                                                                                         ------------------------
Total assets less current liabilities                                                                     710,407         812,124
Creditors: amounts falling due after more than one year                                     18             32,353         193,144
Provisions for liabilities and charges                                                      19              2,165           8,372
Deferred income                                                                             20              3,930           5,736
                                                                                                         ------------------------
Net assets                                                                                                671,959         604,872
                                                                                                         ========================
Capital and reserves
Called up share capital                                                                     21             18,781          18,931
Share premium account                                                                       22            243,031         240,258
Capital redemption reserve                                                                  22                205              --
Merger reserve                                                                              22            290,685         290,685
Profit and loss account                                                                     22            119,257          54,756
                                                                                                         ------------------------
Equity shareholders' funds                                                                                671,959         604,630
Minority interests--equity                                                                  23                 --             242
                                                                                                         ------------------------
                                                                                                          671,959         604,872
                                                                                                         ========================

      The financial statements on pages 25 to 62 were approved by the board on 6 December 2002 and were signed on its behalf by:

R G Elliott
J A King
Directors

Company balance sheet

                                                                                                           2002                 2001
at 30 September 2002                                                                 Notes          (pound)'000          (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Investments                                                                             14              341,500              308,996
                                                                                                        ----------------------------
Current assets
Debtors                                                                                 16              161,659               84,905
Cash at bank and in hand                                                                                180,168              169,342
                                                                                                        ----------------------------

                                                                                                        341,827              254,247
Creditors: amounts falling due within one year                                          17                9,145                7,554
                                                                                                        ----------------------------
Net current assets                                                                                      332,682              246,693
                                                                                                        ----------------------------
Net assets                                                                                              674,182              555,689
                                                                                                        ============================

Capital and reserves
Called up share capital                                                                 21               18,781               18,931
Share premium account                                                                   22              243,031              240,258
Capital redemption reserve                                                              22                  205                   --
Merger reserve                                                                          22              290,685              290,685
Profit and loss account                                                                 22              121,480                5,815
                                                                                                        ----------------------------
Equity shareholders' funds                                                                              674,182              555,689
                                                                                                        ============================

      The financial statements on pages 25 to 62 were approved by the board on 6 December 2002 and were signed on its behalf by:

R G Elliott
J A King
Directors

Consolidated cash flow statement

                                                                                            2002              2001             2000
for the year ended 30 September 2002                                       Notes     (pound)'000       (pound)'000      (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                     24          63,292            53,855           16,659
                                                                                        -------------------------------------------

Returns on investments and servicing of finance
Interest paid                                                                            (23,770)          (17,794)          (1,458)
Interest paid on hire purchase agreements                                                    (53)              (54)             (43)
Interest received                                                                          7,325             4,455            1,642
                                                                                        -------------------------------------------
                                                                                         (16,498)          (13,393)             141
                                                                                        -------------------------------------------
Taxation
United Kingdom corporation tax paid                                                       (2,439)             (473)          (3,242)
Overseas tax paid                                                                         (2,054)             (642)              --
                                                                                        -------------------------------------------
                                                                                          (4,493)           (1,115)          (3,242)
                                                                                        -------------------------------------------
Capital expenditure
Purchase of tangible fixed assets                                                        (11,572)          (16,225)         (15,454)
Sale of tangible fixed assets                                                                 --               250               33
Purchase of intangible fixed assets                                                      (29,593)          (70,211)          (1,984)
Government grants received                                                                 1,464               454            1,695
                                                                                        -------------------------------------------
                                                                                         (39,701)          (85,732)         (15,710)
                                                                                        -------------------------------------------
Acquisitions and disposals
Sale of businesses                                                                       156,308                --               --
Purchase of subsidiary undertakings (including costs of acquisition and
  deferred consideration payments)                                                        (6,175)          (16,098)         (15,063)
Net funds acquired with subsidiary undertakings                                               --                --              474
                                                                                        -------------------------------------------
                                                                                         150,133           (16,098)         (14,589)
                                                                                        -------------------------------------------
Equity dividends paid                                                                     (5,045)           (3,464)          (2,278)
                                                                                        -------------------------------------------
Net cash flow before management of liquid resources and financing                        147,688           (65,947)         (19,019)
                                                                                        -------------------------------------------
Management of liquid resources
Decrease/(increase) in short-term deposits                                                18,641          (161,000)         (24,500)
                                                                                        -------------------------------------------
Financing
Issue of ordinary share capital (net of expenses)                                            167           188,261           36,367
Purchase of own shares                                                                    (8,001)               --               --
Loans notes repaid                                                                       (76,277)          (27,323)              --
Loans (repaid)/obtained (net)                                                            (89,486)           49,751           13,476
Principal repayment under hire purchase agreements                                          (372)             (400)            (329)
                                                                                        -------------------------------------------
                                                                                        (173,969)          210,289           49,514
                                                                                        -------------------------------------------
(Decrease)/increase in cash in the year                                       25          (7,640)          (16,658)           5,995
                                                                                        ===========================================

Notes to the financial statements for the year ended 30 September 2002

1 Accounting policies

These financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The significant accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiaries for the year ended 30 September 2002. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-Group transactions are eliminated fully on consolidation.

Goodwill

Goodwill arising on consolidation, representing the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired, is accounted for as an asset and amortised over its useful economic life. This has been assessed as 5 to 20 years in relation to goodwill arising on the individual acquisitions.

Turnover

Turnover represents the invoiced value of goods and services supplied by the Group exclusive of VAT, and is net of sales returns, trade discounts and rebates. Revenue is recognised upon shipment of products, which is when title to the product is transferred to the customer, or upon the completion of services for the customer.

Stocks

Stock are valued at the lower of cost and net realisable value. Cost is determined on a first in, first out basis and includes transport and handling costs. In the case of manufactured products, costs includes all direct expenditure and overheads, based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Intangible assets

Product licences and rights acquired are capitalised and amortised over their estimated useful economic lives, not exceeding 20 years.

Deferred taxation

The Company has adopted FRS 19 "Deferred taxation" in these financial statements. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profit and its results as stated in the financial statements. Deferred tax assets and liabilities recognised have not been discounted.

      The cumulative impact of FRS 19 relating to previous years has been recognised in the financial statements as a prior year adjustment and the comparative figures have been restated. The effect of the change in accounting policy was to increase tax on profit on ordinary activities by (pound)Nil (2001:
(pound)Nil, 2000: (pound)598,000) and to decrease profit for the financial year by the same amounts.

Pension costs

Retirement benefits are provided for employees by a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the Group in an independently administered scheme. Contributions are charged against profits as they become due.

Revenue grants

Revenue grants relating to research and development expenditure and employment grants are credited to profit and loss account as a reduction of net operating expenses in the period in which the related expenditure is incurred.

Capital grants

Capital grants are treated as deferred income and then credited to revenue over the expected useful lives of the related assets.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost together with any incidental expenses of acquisition.

      No depreciation is charged on land. For all other tangible assets, depreciation is calculated on a straight line basis to write off the cost over their useful lives. The rates used are:

Buildings                                 2%
Plant and machinery                      10%
Motor vehicles                           25%
Fixtures and fittings                10%-20%

Hire purchase and finance leases

Assets acquired under hire purchase contracts and finance lease agreements are recorded in the balance sheet as tangible fixed assets and depreciated over the shorter of their estimated useful lives and hire term. Future instalments under such contracts, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligations for future instalments.

Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

Financial instruments

The Group did not have derivative financial instruments at any time during the financial year; the disclosure is limited therefore to primary financial instruments.

Foreign currencies

Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rate of exchange ruling at the date of the transactions and monetary assets and liabilities at the balance sheet date are translated at the year end rate of exchange. All exchange differences thus arising are reported as part of the results for the year. The results of overseas subsidiaries are translated at the average exchange rate ruling during the year with the difference between average and year end rates being taken to reserves. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies and relevant foreign currency loans are taken to reserves.

Notes to the financial statements for the year ended 30 September 2002

2 Segmental analysis

Geographical analysis of the Group's turnover:

                                                                                             2002            2001              2000
Sales by destination                                                                  (pound)'000     (pound)'000       (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                             27,505          33,757            41,863
United States                                                                             155,090         128,077            30,630
Rest of the World                                                                          18,967          20,849            13,527
                                                                                          -----------------------------------------
                                                                                          201,562         182,683            86,020
                                                                                          =========================================

                                                                                             2002            2001              2000
Sales by origin                                                                       (pound)'000     (pound)'000       (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                             58,771          69,956            63,907
United States                                                                             141,636         110,230            21,130
Rest of the World                                                                           1,155           2,497               983
                                                                                          -----------------------------------------
                                                                                          201,562         182,683            86,020
                                                                                          =========================================

Geographical analysis of profit before taxation, by territory of origin:

                                                                                             2002            2001              2000
                                                                                      (pound)'000     (pound)'000       (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                             81,624           7,197            16,291
United States                                                                              31,615          21,965             4,541
Rest of the World                                                                           8,660           5,632                 1
                                                                                          -----------------------------------------
Profit before interest                                                                    121,899          34,794            20,833
Interest payable                                                                          (20,808)        (17,848)           (1,760)
                                                                                          -----------------------------------------
Profit before taxation                                                                    101,091          16,946            19,073
                                                                                          =========================================

Geographical analysis of net assets:

                                                                                                                               2001
                                                                                                             2002         (restated)
                                                                                                      (pound)'000       (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                                            339,723           295,081
United States                                                                                             317,134           304,570
Rest of the World                                                                                          15,102             5,221
                                                                                                          -------------------------
Net operating assets                                                                                      671,959           604,872
                                                                                                          =========================

Geographical analysis of total assets:

                                                                                                             2002              2001
                                                                                                      (pound)'000       (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                                            233,092           318,336
United States                                                                                             417,349           475,702
Rest of the World                                                                                         108,138            80,410
                                                                                                          -------------------------
Total assets                                                                                              758,579           874,448
                                                                                                          =========================

For internal financial reporting purposes, operating results are analysed into two segments, pharmaceutical products and pharmaceutical services. Pharmaceutical products comprise prescription and sterile products businesses. Pharmaceutical services comprise the clinical trials services and chemical synthesis services businesses. Details of the businesses are summarised as follows.

Pharmaceutical Products

The pharmaceutical products business develops, manufactures, supplies and markets prescription medicines to healthcare professionals in several key therapeutic areas. It also manufactures and supplies intravenous and other sterile solutions, primarily for human use. Research and development is focused on the development of proprietary drug delivery applications and technologies for commercialisation in the US.

Pharmaceutical Services

Clinical Trial Services designed, manufactured and compiled patient packs for use in clinical trials, which were then distributed worldwide from its facilities in Craigavon and Pennsylvania. Interactive Clinical Technologies Inc
(ICTI) provided interactive voice response systems for clinical trial management from its bases in Yardley (Pennsylvania), San Francisco and Maidenhead (United Kingdom).

      Chemical Synthesis Services included SynGal, which operated a chemical synthesis service to pilot plant scale for the pharmaceutical and related chemicals industry, and QuChem Limited, which offered a complementary service by providing laboratory scale research.

      The whole of the pharmaceutical services segment was disposed of during the year.

Analysis of the Group's turnover by class of business:

                                                                                   2002                2001             2000
                                                                            (pound)'000         (pound)'000      (pound)'000
-----------------------------------------------------------------------------------------------------------------------------
Pharmaceutical products                                                         160,028             127,413           44,397
Pharmaceutical services--discontinued                                            41,534              55,270           41,623
                                                                                --------------------------------------------
                                                                                201,562             182,683           86,020
                                                                                ============================================

Analysis of the Group's profit before taxation by class of business:

                                                                                             Pharmaceutical
                                                                         Pharmaceutical            Services
                                                                               Products       (discontinued)           Total
Year to 30 September 2002                                                   (pound)'000         (pound)'000      (pound)'000
-----------------------------------------------------------------------------------------------------------------------------
Turnover                                                                        160,028               41,534          201,562
Cost of sales                                                                   (36,602)            (24,648)         (61,250)
                                                                         ---------------------------------------------------
Gross profit                                                                    123,426              16,886          140,312
Net operating expenses                                                          (85,987)            (11,141)         (97,128)
                                                                         ---------------------------------------------------

Operating profit                                                                 37,439               5,745           43,184
Gain on sale of discontinued businesses                                                                               71,388
Investment income                                                                                                      7,327
                                                                                                                     -------
Profit before interest                                                                                               121,899
Interest payable                                                                                                     (20,808)
                                                                                                                     -------
Profit before taxation                                                                                               101,091
                                                                                                                     =======

Notes to the financial statements for the year ended 30 September 2002

                                                                                      Pharmaceutical
                                                                Pharmaceutical              Services
                                                                      Products         (discontinued)              Total
Year to 30 September 2001                                          (pound)'000           (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------
Turnover                                                               127,413                55,270             182,683
Cost of sales                                                          (31,844)              (32,343)            (64,187)
                                                                --------------------------------------------------------

Gross profit                                                            95,569                22,927             118,496
Net operating expenses                                                 (75,155)              (13,002)            (88,157)
                                                                --------------------------------------------------------
Operating profit                                                        20,414                 9,925              30,339
Investment income                                                                                                  4,455
                                                                                                                --------
Profit before interest                                                                                            34,794
Interest payable                                                                                                 (17,848)
                                                                                                                --------
Profit before taxation                                                                                            16,946
                                                                                                                ========

                                                                                      Pharmaceutical
                                                                Pharmaceutical              Services
                                                                      Products         (discontinued)              Total
Year to 30 September 2000                                          (pound)'000           (pound)'000         (pound)'000
-------------------------------------------------------------------------------------------------------------------------
Turnover                                                                44,397                41,623              86,020
Cost of sales                                                          (23,592)              (20,630)            (44,222)
                                                                --------------------------------------------------------
Gross profit                                                            20,805                20,993              41,798
Net operating expenses                                                 (14,638)               (8,416)            (23,054)
                                                                --------------------------------------------------------
Operating profit                                                         6,167                12,577              18,744
Investment income                                                                                                  2,089
                                                                                                                --------
Profit before interest                                                                                            20,833
Interest payable                                                                                                  (1,760)
                                                                                                                --------
Profit before taxation                                                                                            19,073
                                                                                                                ========

      Exceptional items totalling (pound)3,311,000 in 2000 are included under net operating expenses in the Pharmaceutical Products column.

Analysis of the Group's net assets by class of business:

                                                                                                2002                2001
                                                                                         (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------
Pharmaceutical products                                                                      671,959             577,271
Pharmaceutical services--discontinued                                                             --              27,601
                                                                                             ---------------------------
                                                                                             671,959             604,872
                                                                                             ===========================

Analysis of the Group's total assets by class of business:

                                                                                                2002                2001
                                                                                         (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------
Pharmaceutical products                                                                      758,579             782,977
Pharmaceutical services--discontinued                                                             --              91,471
                                                                                             ---------------------------

                                                                                             758,579             874,448
                                                                                             ===========================

Reliance on major customers (10% or more of revenue)

In the year ended 30 September 2002 11% of consolidated turnover was derived from one customer. In the years ended 30 September 2001 and 30 September 2000 no single customer exceeded 10% of consolidated revenue.

Reliance on major products

Sales of the pharmaceutical products, Ovcon(R), Doryx(R) and Estrace(R) cream in the year ended 30 September 2002 represented 16%, 15% and 13% of consolidated turnover respectively.

      Sales of Ovcon(R) and Estrace(R) cream in the year ended 30 September 2001 represented 15% and 11% of consolidated turnover respectively. These products were acquired on the purchase of Warner Chilcott on 29 September 2000. In the year ended 30 September 2000, the single pharmaceutical product Kapake(R) represented 12% of consolidated turnover.

3 Net operating expenses

                                Continuing  Discontinued                  Continuing  Discontinued
                                operations    operations          2002    operations    operations
                               (pound)'000   (pound)'000   (pound)'000   (pound)'000   (pound)'000
----------------------------------------------------------------------------------------------------
Distribution costs                  39,463         4,161        43,624        32,701         4,070
                                --------------------------------------------------------------------

Administrative expenses
  before exceptional items
  and goodwill and
  intangibles amortisation          21,097         5,858        26,955        19,588         7,398
Exceptional group
  integration costs                     --            --            --            --            --
Goodwill and intangibles
  amortisation                      26,269         1,136        27,405        23,024         1,578
                                --------------------------------------------------------------------
Total administrative expenses       47,366         6,994        54,360        42,612         8,976
                                --------------------------------------------------------------------
Other operating income                (842)          (14)         (856)         (158)          (44)
                                --------------------------------------------------------------------
Net operating expenses              85,987        11,141        97,128        75,155        13,002
                                ====================================================================

                                                      Continuing      Discontinued
                                          2001        operations        operations              2000
                                   (pound)'000       (pound)'000       (pound)'000       (pound)'000
----------------------------------------------------------------------------------------------------
Distribution costs                      36,771             5,457             2,552             8,009
                                   -----------------------------------------------------------------

Administrative expenses
  before exceptional items
  and goodwill and
  intangibles amortisation              26,986             5,558             5,200            10,758
Exceptional group
  integration costs                         --             3,311                --             3,311
Goodwill and intangibles
  amortisation                          24,602             1,087               981             2,068
                                   -----------------------------------------------------------------
Total administrative expenses           51,588             9,956             6,181            16,137
                                   -----------------------------------------------------------------
Other operating income                    (202)             (775)             (317)           (1,092)
                                   -----------------------------------------------------------------
Net operating expenses                  88,157            14,638             8,416            23,054
                                   =================================================================

      Group integration costs in 2000 related to employment and other contract termination costs associated with the acquisitions in that year.

4 Investment income

                                                         2002               2001              2000
                                                  (pound)'000        (pound)'000       (pound)'000
--------------------------------------------------------------------------------------------------
Interest on bank deposits                               7,327              4,455             2,089
                                                       ===========================================

5 Interest payable and similar charges

                                                         2002               2001              2000
                                                  (pound)'000        (pound)'000       (pound)'000
--------------------------------------------------------------------------------------------------
On bank loans and overdrafts                           11,879             17,794             1,717
On hire purchase agreements                                53                 54                43
Exceptional costs of loan notes redemption              8,876                 --                --
                                                       -------------------------------------------
                                                       20,808             17,848             1,760
                                                       ===========================================

Notes to the financial statements for the year ended 30 September 2002

6 Profit on ordinary activities before taxation

                                                                                                 2002           2001           2000
                                                                                          (pound)'000    (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation is stated after charging:
Staff costs (note 11)                                                                          49,996         48,726         24,600
Amortisation--goodwill                                                                         15,774         16,216          1,999
            --intangibles                                                                      11,631          8,386             69
Depreciation of tangible fixed assets
            --owned assets                                                                      5,770          5,970          4,214
            --under hire purchase contracts                                                       167            166            138
Research and development expenditure                                                           13,914          9,245          8,029
Auditors' remuneration
            --audit services (parent(pound)10,000 in each year)                                   170            140             98
            --non-audit services                                                                  148            149             54
Hire of plant and machinery--operating leases                                                     507            479            422
Other operating lease rentals                                                                     615            754            181
                                                                                               ====================================
And after crediting:
Amortisation of government capital grants                                                       1,067          1,388          1,295
Revenue grants                                                                                     70            202          1,092
                                                                                               ====================================

      Auditors' remuneration for non-audit services in 2002 and 2001 relates to quarterly accounts reviews, taxation services and grants audits. The 2000 amount related to taxation services and grants audits. The auditors also received remuneration during 2002 in relation to subsidiary disposals (comprising taxation advice and non-statutory completion audits) totalling (pound)243,000 which was not charged to profit and loss account. The auditors received remuneration during 2001 for acquisition and share issue related services totalling (pound)412,000 (2000: (pound)499,000), which was not charged to profit and loss account. No consulting services were provided by the auditors in any of the above years.

7 Tax on profit on ordinary activities

                                                                                                 2002           2001           2000
Taxation on the profit for the year                                                       (pound)'000    (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Current tax
UK corporation tax at 30%                                                                       7,219            650          3,912
UK corporation tax--adjustment to previous years                                                 (241)          (772)        (3,151)
Overseas tax                                                                                    2,242          1,043            715
                                                                                               ------------------------------------
Total current tax                                                                               9,220            921          1,476
                                                                                               ------------------------------------
Deferred tax
UK corporation tax at 30%                                                                        (257)         1,598            618
UK corporation tax--adjustment to previous years                                                    8            888          2,968
Overseas tax                                                                                       78            187            235
                                                                                               ------------------------------------
Total deferred tax                                                                               (171)         2,673          3,821
                                                                                               ------------------------------------
Tax on profit on ordinary activities                                                            9,049          3,594          5,297
                                                                                               ====================================

The current tax charge for the year is lower than the standard rate of corporation tax in the UK of 30%. The differences are explained below:

                                                                                                 2002           2001           2000
                                                                                          (pound)'000    (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                                 101,091         16,946         19,073
                                                                                              -------------------------------------
Tax charge at the UK statutory rate of 30%                                                     30,327          5,084          5,721
Non-taxable disposals                                                                         (19,616)            --             --
Losses not previously recognised and share option deductions in US                             (4,920)        (4,716)            --
Non-taxable grant transfers                                                                      (320)          (416)          (389)
Amortisation of goodwill and intangible fixed assets not allowable                              6,189          4,733            326
Net effect of lower rates and eligible costs in overseas tax jurisdictions                     (2,506)        (1,353)            --
Adjustment to previous years                                                                     (241)          (772)        (3,151)
Accelerated capital allowances and other timing differences                                       179         (1,785)          (853)
Other                                                                                             128            146           (178)
                                                                                              -------------------------------------
Current tax charge                                                                              9,220            921          1,476
                                                                                              =====================================

      Taxation in relation to the gain on disposal of discontinued operations amounted to (pound)2,700,000. The factors that may affect the Group's future tax charges are detailed at note 19.

8 Profit for the financial year

As permitted by the Companies (Northern Ireland) Order 1986 the parent company's profit and loss account has not been included in these financial statements. The parent company's profit for the financial year was (pound)135,620,000 (2001:
(pound)4,988,000, 2000: (pound)4,061,000).

9 Dividends

                                                                                                 2002           2001           2000
                                                                                          (pound)'000    (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Interim paid of 1p per share (2001: 0.83p, 2000: 0.69p)                                         1,902          1,351            878
Final proposed of 2p per share (2001: 1.66p, 2000: 1.38p)                                       3,662          3,143          2,194
Adjustment to previous period                                                                      94             36             66
                                                                                                -----------------------------------
Total ordinary dividends on equity shares                                                       5,658          4,530          3,138
Less amount relating to shares held by the Galen Employee Benefit Trust                          (140)          (117)          (102)
                                                                                                -----------------------------------
                                                                                                5,518          4,413          3,036
                                                                                                ===================================

10 Earnings per share

Earnings per ordinary share is based on profit for the financial year of (pound)92,010,000 (2001: (pound)13,230,000, 2000: (pound)13,687,000) and on
185,244,963 ordinary shares (2001: 161,354,740, 2000: 121,444,370), the weighted average number of ordinary shares in issue during the year excluding those held in the employee share trust which are treated as cancelled.

      FRS 14 "Earnings per share" recognises that there may be instances where a company would wish to disclose additional EPS calculated on other levels of earnings. Two common instances where such additional figures are shown are where earnings have been materially affected by exceptional items or by items of a capital nature (including goodwill amortisation). The FRS permits inclusion of such additional EPS but requires that the calculation use the weighted average number of ordinary shares as determined for the basic calculation. The FRS also requires that the additional EPS is reconciled to the basic EPS required by the Standard and that the reasons for calculating the additional EPS are explained.

Notes to the financial statements for the year ended 30 September 2002

Adjusted earnings per share figures reflecting the results before the impact of exceptional items and goodwill and intangibles amortisation have been calculated in addition to the earnings per share required by FRS 14, since in the opinion of the directors this will allow the shareholders to gain a clearer understanding of underlying trading performance of the Group.

                                                                                                2002                2001        2000
                                                                                               Pence               Pence       Pence
                                                                                           per share           per share   per share
------------------------------------------------------------------------------------------------------------------------------------
Earnings per ordinary share                                                                     49.7                 8.2        11.3
Exceptional items--disposals and acquisitions                                                  (37.1)                 --         2.0
Goodwill and intangibles amortisation                                                           14.8                15.2         1.7
Exceptional costs of notes redemption (note 5)                                                   4.8                  --          --
                                                                                           -----------------------------------------
Adjusted earnings per share                                                                     32.2                23.4        15.0
                                                                                           =========================================

Diluted earnings per share is calculated on the profit for the financial year and on an adjusted number of shares reflecting the number of dilutive shares under option.

                                                                                            Earnings              Number         EPS
2002                                                                                     (pound)'000           of shares       Pence
------------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                                                     92,010         185,244,963        49.7
Effect of dilutive securities--options                                                            --           1,085,671
                                                                                           -----------------------------------------
Diluted EPS                                                                                   92,010         186,330,634        49.4
                                                                                           =========================================

                                                                                            Earnings              Number         EPS
2001                                                                                     (pound)'000           of shares       Pence
------------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                                                     13,230         161,354,740         8.2
Effect of dilutive securities--options                                                            --           2,805,536
                                                                                           -----------------------------------------
Diluted EPS                                                                                   13,230         164,160,276         8.1
                                                                                           =========================================

                                                                                            Earnings              Number         EPS
2000                                                                                     (pound)'000           of shares       Pence
------------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                                                     13,687         121,444,370        11.3
Effect of dilutive securities--options                                                            --             481,481
                                                                                           -----------------------------------------
Diluted EPS                                                                                   13,687         121,925,851        11.2
                                                                                           =========================================

Adjusted diluted earnings per share adjusts diluted earnings per share to reflect the impact of exceptional items and amortisation of goodwill and intangibles.

                                                                                                2002             2001           2000
                                                                                               Pence            Pence          Pence
                                                                                           per share        per share      per share
------------------------------------------------------------------------------------------------------------------------------------
Diluted EPS                                                                                     49.4              8.1           11.2
Exceptional items--disposals and acquisitions                                                  (36.9)              --            2.0
Goodwill and intangibles amortisation                                                           14.7             14.9            1.7
Exceptional costs of notes redemption                                                            4.8               --             --
                                                                                           -----------------------------------------
Adjusted diluted earnings per share                                                             32.0             23.0           14.9
                                                                                           =========================================

11 Employee information and directors' emoluments

                                                                                                    2002          2001          2000
Staff costs                                                                                  (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Wages and salaries                                                                                43,709        43,274        22,011
Social security costs                                                                              5,214         4,794         1,970
Other pension costs                                                                                1,073           658           619
                                                                                                  ----------------------------------
                                                                                                  49,996        48,726        24,600
                                                                                                  ==================================

The average monthly number of persons employed by the Group
(including executive directors) during the year was:                                              Number        Number        Number
------------------------------------------------------------------------------------------------------------------------------------
Administration staff                                                                                 191           191           151
Other staff                                                                                        1,389         1,501         1,049
                                                                                                  ----------------------------------
                                                                                                   1,580         1,692         1,200
                                                                                                  ==================================

                                                                                                    2002          2001          2000
Directors' emoluments (total salary and benefits)                                            (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Aggregate emoluments                                                                               1,221         1,437           559
Gains made on the exercise of share options                                                            1            79            --
Compensation for loss of office                                                                      165            62            --
Company pension contributions to defined contribution (money purchase) schemes                       109           129           140
                                                                                                  ==================================

Retirement benefits are accruing to three directors (2001: three, 2000: three) under the Group's defined contribution schemes.

                                                                                                    2002          2001          2000
Highest paid director                                                                        (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Aggregate emoluments                                                                                 510           431           180
Company pension contributions to defined contribution schemes                                          4            --            50
                                                                                                  ==================================

      Details of individual directors' emoluments for the year ended 30 September 2002 are as follows:



                                                            Compensation
                                                             for loss of
                                    Salary         Bonus          office       Benefits
Executive directors            (pound)'000   (pound)'000     (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------
R Boissonneault                        362           134              --             14
J A King                               120            60              --             --
R G Elliott                            275           110              --             12
A D Armstrong                           55            --             165              4
P Herendeen                             --            --              --             --
                                    -----------------------------------------------------
Total                                  812           304             165             30
                                    =====================================================

                                                    2002             2001
                                                   Total            Total
                                              (including       (including             2001
                                Pension          pension          pension          pension
                          contributions    contributions)   contributions)   contributions
Executive directors         (pound)'000      (pound)'000      (pound)'000      (pound)'000
------------------------------------------------------------------------------------------
R Boissonneault                       4              514              431               --
J A King                             50              230              182               50
R G Elliott                          50              447              324               50
A D Armstrong                         5              229              221               29
P Herendeen                          --               --              370               --
                          ----------------------------------------------------------------
Total                               109            1,420            1,528              129
                          ================================================================

Notes to the financial statements for the year ended 30 September 2002

                                                                           Fees            Fees          Fees
                                                                           2002            2001          2000
Non-executive directors                                             (pound)'000     (pound)'000   (pound)'000
-------------------------------------------------------------------------------------------------------------
H A Ennis                                                                    25              25            25
A J McClay                                                                   --              25            --
D Gibbons                                                                    25              25            25
M G Carter                                                                   25              25            25
T G Lynch                                                                    --              --            --
                                                                           ----------------------------------
                                                                             75             100            75
                                                                           ==================================

      Mr Lynch waived his fees during the year and an equivalent amount has been donated to charity.

Remuneration committee

The report of the Remuneration Committee is set out on pages 20 and 21.

12 Intangible fixed assets

                                                                                                Product
                                                                                               licences
                                                                           Goodwill          and rights                Total
                                                                        (pound)'000         (pound)'000          (pound)'000
----------------------------------------------------------------------------------------------------------------------------
Cost
At 1 October 2000                                                           319,883             139,124             459,007
Currency adjustment                                                            (222)               (536)               (758)
Additions                                                                     1,675              78,088              79,763
Disposals                                                                        --                (327)               (327)
                                                                           ------------------------------------------------
At 1 October 2001                                                           321,336             216,349             537,685
Currency adjustment                                                          (1,084)             (9,797)            (10,881)
Additions                                                                       400              29,193              29,593
Deferred consideration adjustment                                            (2,755)                 --              (2,755)
Disposals                                                                   (23,885)                 --             (23,885)
                                                                           ------------------------------------------------
At 30 September 2002                                                        294,012             235,745             529,757
                                                                           ------------------------------------------------
Aggregate amortisation
At 1 October 2000                                                             2,711                 194               2,905
Currency adjustment                                                             (50)               (187)               (237)
Charge for the year                                                          16,216               8,386              24,602
Disposals                                                                        --                (327)               (327)
                                                                           ------------------------------------------------
At 1 October 2001                                                            18,877               8,066              26,943
Currency adjustment                                                             (64)               (490)               (554)
Charge for the year                                                          15,774              11,631              27,405
Deferred consideration adjustment                                              (346)                 --                (346)
Disposals                                                                    (4,148)                 --              (4,148)
                                                                           ------------------------------------------------
At 30 September 2002                                                         30,093              19,207              49,300
                                                                           ------------------------------------------------
Net book value
At 30 September 2002                                                        263,919             216,538             480,457
                                                                           ================================================
At 30 September 2001                                                        302,459             208,283             510,742
                                                                           ================================================
At 30 September 2000                                                        317,172             138,930             456,102
                                                                           ================================================

13 Tangible fixed assets

                                                 Land and          Plant and       Fixtures and           Motor
                                                buildings          machinery           fittings        vehicles               Total
                                              (pound)'000        (pound)'000        (pound)'000     (pound)'000         (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Cost
At 1 October 2000                                  49,831             32,595             12,141             533              95,100
Currency adjustment                                   (24)               (22)               (20)             (1)                (67)
Additions                                           6,791              6,082              3,162             190              16,225
Disposals                                            (220)               (49)               (29)            (41)               (339)
                                                 ----------------------------------------------------------------------------------

At 1 October 2001                                  56,378             38,606             15,254             681             110,919
Currency adjustment                                    78                 53               (137)             (4)                (10)
Additions                                           5,108              3,491              2,926              47              11,572
Disposals                                         (39,090)           (16,198)           (10,470)           (353)            (66,111)
                                                 ----------------------------------------------------------------------------------
At 30 September 2002                               22,474             25,952              7,573             371              56,370
                                                 ----------------------------------------------------------------------------------
Depreciation
At 1 October 2000                                   2,081              9,344              3,996             291              15,712
Currency adjustment                                    (5)               (14)               (25)             (2)                (46)
Charge for the year                                   913              3,118              1,979             126               6,136
Eliminated on disposal                                 --                 (9)               (29)            (25)                (63)
                                                 ----------------------------------------------------------------------------------
At 1 October 2001                                   2,989             12,439              5,921             390              21,739
Currency adjustment                                    19                 (5)                24               2                  40
Charge for the year                                   814              3,190              1,832             101               5,937
Eliminated on disposal                             (2,155)            (3,492)            (4,118)           (212)             (9,977)
                                                 ----------------------------------------------------------------------------------
At 30 September 2002                                1,667             12,132              3,659             281              17,739
                                                 ----------------------------------------------------------------------------------
Net book value
At 30 September 2002                               20,807             13,820              3,914              90              38,631
                                                 ==================================================================================
At 30 September 2001                               53,389             26,167              9,333             291              89,180
                                                 ==================================================================================
At 30 September 2000                               47,750             23,251              8,145             242              79,388
                                                 ==================================================================================

      The net book value of tangible fixed assets includes an amount of (pound)1,265,000 (2001: (pound)1,432,000, 2000: (pound)1,097,000) in respect of assets held under hire purchase agreements.

      The net book value of land and buildings comprises:

                                                                                                           2002                2001
                                                                                                    (pound)'000         (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Freehold property                                                                                         6,003              26,921
Long leasehold property                                                                                  14,804              26,468
                                                                                                         --------------------------
                                                                                                         20,807              53,389
                                                                                                         ==========================

Notes to the financial statements for the year ended 30 September 2002

14 Fixed asset investments

                                                                    Interest in
                                                                          group
                                                                   undertakings
Company                                                             (pound)'000
--------------------------------------------------------------------------------

Cost or valuation
At 1 October 2001                                                       308,996
Inter-group transfers                                                    48,621
Disposals                                                               (16,117)
                                                                    -----------
At 30 September 2002                                                    341,500
                                                                    -----------
Amounts written off
At 1 October 2001 and 30 September 2002                                      --
                                                                    -----------
Net book value
At 30 September 2002                                                    341,500
                                                                    ===========
At 30 September 2001                                                    308,996
                                                                    ===========

      Subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affected the figures of the Group are as follows:

                                                                                                            Proportion of issued
                                                                                                               shares held by
Subsidiary                                      Country of incorporation              Class of share        Group        Company
--------------------------------------------------------------------------------------------------------------------------------
Galen Limited                                           Northern Ireland    Ordinary (pound)1 shares         100%            --
Galen Chemicals Limited                              Republic of Ireland      Ordinary (euro) shares          --            100%
Galen Incorporated                              United States of America             Common $1 stock          --            100%
Interactive Clinical Technologies Inc           United States of America             Common $1 stock          --            100%
Warner Chilcott Inc                             United States of America             Common $1 stock          --            100%
                                                ================================================================================

      The nature of the above subsidiaries' businesses is detailed in the Letter to Shareholders. Galen Incorporated and Interactive Clinical Technologies Inc were disposed of during the year as part of the disposal of the Group's services segment.

15 Stocks

                                                                          Group            Group         Company         Company
                                                                           2002             2001            2002            2001
                                                                    (pound)'000      (pound)'000     (pound)'000     (pound)'000
--------------------------------------------------------------------------------------------------------------------------------
Raw materials and consumables                                             7,902            9,105              --              --
Finished goods and goods for resale                                       9,180            7,458              --              --
                                                                         -------------------------------------------------------
                                                                         17,082           16,563              --              --
                                                                         =======================================================

      There is no material difference between the replacement cost of stocks and their balance sheet values.

16 Debtors

                                                           Group            Group           Company         Company
                                                            2002             2001              2002            2001
                                                     (pound)'000      (pound)'000       (pound)'000     (pound)'000
-------------------------------------------------------------------------------------------------------------------
Amounts falling due after more than one year:
Amounts owed by subsidiary undertakings                       --               --           161,086          84,369
                                                         ----------------------------------------------------------
Amounts falling due within one year:
Trade debtors                                             21,925           32,327                --              --
Less amounts provided for doubtful debts                  (1,055)          (1,655)               --              --
                                                         ----------------------------------------------------------
                                                          20,870           30,672                --              --
Other debtors                                                876            1,588                --              --
Prepayments and accrued income                             1,912            3,701               573             536
                                                         ----------------------------------------------------------
                                                          23,658           35,961               573             536
                                                         ----------------------------------------------------------
Total debtors                                             23,658           35,961           161,659          84,905
                                                         ==========================================================

                                                                             2002             2001             2000
Provision for doubtful debts--Group                                   (pound)'000      (pound)'000      (pound)'000
-------------------------------------------------------------------------------------------------------------------
At the beginning of the year                                                1,655              297              287
Profit and loss account charge/(credit)                                      (292)           1,164               12
Amounts utilised and other movements                                         (308)             194               (2)
                                                                            ---------------------------------------
At the end of the year                                                      1,055            1,655              297
                                                                            =======================================

17 Creditors: amounts falling due within one year

                                                           Group            Group           Company         Company
                                                            2002             2001              2002            2001
                                                     (pound)'000      (pound)'000       (pound)'000     (pound)'000
-------------------------------------------------------------------------------------------------------------------
Bank loans and overdrafts (note 18)                          391           12,049                --              --
Obligations under hire purchase agreements                   249              366                --              --
Trade creditors                                            8,894           13,036                --              --
Corporation tax                                            7,036            2,075             1,903              63
Other taxation and social security                           716              514                --              --
Other creditors                                            4,579            8,145                --             144
Accruals and deferred income                              22,645           15,566             3,580           4,204
Proposed dividend                                          3,662            3,143             3,662           3,143
Deferred acquisition consideration                            --            7,430                --              --
                                                          ---------------------------------------------------------
                                                          48,172           62,324             9,145           7,554
                                                          =========================================================

Notes to the financial statements for the year ended 30 September 2002

18 Creditors: amounts falling due after more than one year

                                                                             Group            Group         Company         Company
                                                                              2002             2001            2002            2001
                                                                       (pound)'000      (pound)'000     (pound)'000     (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Bank loans                                                                     606           79,187              --              --
Loan notes                                                                  31,605          112,198              --              --
Obligations under hire purchase agreements                                     142              397              --              --
Contingent acquisition consideration                                            --            1,362              --              --
                                                                            -------------------------------------------------------
                                                                            32,353          193,144              --              --
                                                                            =======================================================

                                                                             Group            Group         Company         Company
                                                                              2002             2001            2002            2001
Bank loans                                                             (pound)'000      (pound)'000     (pound)'000     (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Repayable as follows:
In one year or less                                                            391           12,049              --              --
Between one and two years                                                      391           58,971              --              --
Between two and five years                                                     215           14,429              --              --
In five years or more                                                           --            5,787              --              --
                                                                            -------------------------------------------------------
                                                                               997           91,236              --              --
                                                                            =======================================================

      Circular and cross guarantees and indemnities are in place in relation to certain Group banking facilities.

      $200m of 12 5/8% Warner Chilcott Inc senior loan notes, repayable in 2008, were issued by that subsidiary in February 2000 at a discount to yield 13%. Interest is payable semi-annually. The acquisition of Warner Chilcott Inc gave the note holders the right to require it to repurchase the notes at 101% of the principal amount, by giving notice to the Company by 1 December 2000. On that date, repayment was requested in relation to $40.3 million principal amount of the loan notes. During the year an additional $111.3 million of loan notes were retired. The remaining loan notes are redeemable at the Company's option on or after February 2004 at redemption prices that decrease annually from 106.3125% to 100% of their principal value.

                                                                             Group            Group         Company         Company
                                                                              2002             2001            2002            2001
Hire purchase agreements                                               (pound)'000      (pound)'000     (pound)'000     (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
The net hire purchase obligations to which the Group is committed are:
In one year or less                                                            267              392              --              --
Between one and two years                                                      144              267              --              --
Between two and three years                                                     --              141              --              --
Between three and four years                                                    --                2              --              --
Less interest element                                                          (20)             (39)             --              --
                                                                             ------------------------------------------------------
                                                                               391              763              --              --
                                                                             ======================================================

Financial instruments

The Group's financial instruments comprise borrowings, its cash and liquid resources, and other current assets and liabilities that arise directly from its operations. The Group has not entered into derivative arrangements during the year as interest rate and currency risks arising from the Group's operations and its sources of finance have not been significant to date.

Group policy

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks on an ongoing basis, taking account of the impact of the acquisitions during the year, and they are summarised below.

Interest rate risk

The Group finances its operations through a mixture of retained profits and bank borrowings, and borrows in the desired currencies at both fixed and floating rates of interest. At the year end, 98% (2001: 56%) of its borrowings were at fixed rates, and on this basis, there has not been a need to use interest rate swaps or other derivative instruments to manage the risk.

Liquidity risk

As regards liquidity, the Group's policy is to maintain an appropriate spread of maturity to ensure continuity of funding. At 30 September 2002, 1% (2001: 65%) of its borrowings were due to mature between 2 and 5 years, and 97% (2001: 58%) in more than five years. Short-term flexibility is achieved by the availability of overdraft facilities.

Foreign currency risk

The Group's overseas subsidiaries operate in the US and their revenues and expenses are denominated in US dollars. To date no financial instruments have been used to hedge the net investment against movements in the exchange rates. This exposure will continue to be monitored with the expansion of the scale of the Group's overseas operations. Substantially all sales of the UK businesses are denominated in sterling.

Interest rate risk profile of financial assets and financial liabilities

Short-term debtors and creditors have been excluded from each of the following disclosures.

Financial assets

The Group's financial assets, other than short-term debtors, consist of sterling cash deposits and cash at bank. At 30 September 2002 sterling and US dollar cash deposits amounted to (pound)198,750,000 (2001: (pound)220,000,000). These comprise deposits placed on money markets at three month rolling rates. The amount of cash held in bank current accounts is not of significance.

Financial liabilities

The interest rate profile of the Group's financial liabilities at 30 September 2002 was:

                                                                                                                       Financial
                                                                           Floating rate          Fixed rate         liabilities
                                                                               financial           financial         on which no
                                                              Total          liabilities         liabilities    interest is paid
Currency                                                (pound)'000          (pound)'000         (pound)'000         (pound)'000
--------------------------------------------------------------------------------------------------------------------------------
Sterling                                                      1,388                  499                 889                  --
US dollar                                                    31,605                   --              31,605                  --
                                                             -------------------------------------------------------------------
Total                                                        32,993                  499              32,494                  --
                                                             ===================================================================

Notes to the financial statements for the year ended 30 September 2002

      The interest rate profile of the Group's financial liabilities at 30 September 2001 was:

                                                                                                                          Financial
                                                                                    Floating rate     Fixed rate        liabilities
                                                                                        financial      financial        on which no
                                                                          Total       liabilities    liabilities   interest is paid
Currency                                                            (pound)'000       (pound)'000    (pound)'000        (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Sterling                                                                  8,200             6,825          1,375                 --
US dollar                                                               204,789            83,773        112,223              8,793
                                                                        -----------------------------------------------------------
Total                                                                   212,989            90,598        113,598              8,793
                                                                        ===========================================================

                                                        Fixed rate financial liabilities--          Financial liabilities on which
                  Fixed rate financial liabilities--           weighted average period for          no interest is  paid--weighted
                      weighted average interest rate                   which rate is fixed           average period until maturity
                              2002              2001                  2002            2001                      2002          2001
Currency                         %                 %                 Years           Years                     Years         Years
----------------------------------------------------------------------------------------------------------------------------------
Sterling                     8                 9                         3              10                        --            --
US dollar                   12 5/8            12 5/8                     6               7                        --             1
                            ======================================================================================================

      The floating rate financial liabilities comprise sterling denominated bank borrowings and overdrafts that bear interest at rates based on LIBOR.

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short-term creditors and accruals, at 30 September 2002, was as follows:

                                                                                            Finance          Other
                                                                  Loan                  leases/hire      financial
                                                                 notes      Bank debt      purchase    liabilities          Total
                                                           (pound)'000    (pound)'000   (pound)'000    (pound)'000    (pound)'000
---------------------------------------------------------------------------------------------------------------------------------
In one year or less, or on demand                                   --            391           249             --            640
In more than one year but not more than two years                   --            391           140             --            531
In more than two years but not more than five years                 --            215             2             --            217
In more than five years                                         31,605             --            --             --         31,605
                                                                -----------------------------------------------------------------
                                                                31,605            997           391             --         32,993
                                                                =================================================================

      The maturity profile of the Group's financial liabilities, other than short-term creditors and accruals, at 30 September 2001, was as follows:

                                                                                            Finance          Other
                                                                  Loan                  leases/hire      financial
                                                                 notes      Bank debt      purchase    liabilities          Total
                                                           (pound)'000    (pound)'000   (pound)'000    (pound)'000    (pound)'000
---------------------------------------------------------------------------------------------------------------------------------
In one year or less, or on demand                                   --         12,049           366          7,430         19,845
In more than one year but not more than two years                   --         58,971           255          1,362         60,588
In more than two years but not more than five years                 --         14,429           142             --         14,571
In more than five years                                        112,198          5,787            --             --        117,985
                                                               ------------------------------------------------------------------
                                                               112,198         91,236           763          8,792        212,989
                                                               ==================================================================

Other financial liabilities at 30 September 2001 related to deferred and contingent consideration in relation to acquisitions. Bank and loan note debt maturities at 30 September 2002 were as follows:

                                                    Unsecured        Unsecured         Unsecured        Unsecured
                                                     sterling        US dollar          sterling        US dollar
                                                    bank debt        bank debt         bank debt       loan notes
                                                    (variable        (variable            (fixed           (fixed
                                                         rate)            rate)             rate)            rate)             Total
                                                  (pound)'000      (pound)'000       (pound)'000       (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Due within one year                                       200               --               191                --               391
From one to two years                                     200               --               191                --               391
From two to three years                                   100               --               115                --               215
From three to four years                                   --               --                --                --                --
From four to five years                                    --               --                --            31,605            31,605
                                                    --------------------------------------------------------------------------------
After five years                                          500               --               497            31,605            32,602
                                                    ================================================================================

      Bank and loan note debt maturities at 30 September 2001 were as follows:

                                                    Unsecured        Unsecured         Unsecured        Unsecured
                                                     sterling        US dollar          sterling        US dollar
                                                    bank debt        bank debt         bank debt       loan notes
                                                    (variable        (variable            (fixed           (fixed
                                                         rate)            rate)             rate)            rate)             Total
                                                  (pound)'000      (pound)'000       (pound)'000       (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Due within one year                                     2,686            9,224               139                --            12,049
From one to two years                                   2,311           56,509               151                --            58,971
From two to three years                                 1,728            5,447               165                --             7,340
From three to four years                                  100            5,447               181                --             5,728
From four to five years                                    --            1,361                --                --             1,361
After five years                                           --            5,787                --           112,198           117,985
                                                    --------------------------------------------------------------------------------
                                                        6,825           83,775               636           112,198           203,434
                                                    ================================================================================

Borrowing facilities

Borrowing facilities available, but undrawn, at 30 September 2002 in respect of which all conditions precedent had been met were as follows:

                                                                                                              2002              2001
                                                                                                       (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Expiring in one year or less                                                                                    --             1,668
                                                                                                              ======================

Notes to the financial statements for the year ended 30 September 2002

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities as at 30 September 2002. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The fair values shown below have been assessed by calculating discounted cash flows that would arise if the commitments at 30 September 2002 had been entered into at market rates at that time.

                                                           Book value           Book value           Fair value           Fair value
Primary financial instruments held or issued                     2002                 2001                 2002                 2001
  to finance the Group's operations                       (pound)'000          (pound)'000          (pound)'000          (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Short-term borrowings                                             640               12,415                  640               12,415
Long-term borrowings                                           32,353              191,782               37,076              201,797
Other financial liabilities                                        --                8,793                   --                8,715
Financial assets                                              198,751              222,002              198,751              222,002
                                                           =========================================================================

Summary of main methods and assumptions:

Short-term deposits and borrowings     The fair value of short-term deposits and
                                       loans approximates to the carrying amount because of the short maturity of these instruments.

Long-term borrowings                   The fair value of the US senior loan
                                       notes has been estimated using quoted
                                       market prices.

Currency exposures

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

                                                                                  Net foreign currency monetary assets/(liabilities)
                                                                              US dollar       EU currencies                    Total
2002                                                                        (pound)'000         (pound)'000              (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Functional currency of Group operation:
Sterling                                                                            187                (611)                   (424)
US dollar                                                                            --                 248                     248
                                                                                  -------------------------------------------------
Total                                                                               187                (363)                   (176)
                                                                                  =================================================
                                                                                  Net foreign currency monetary assets/(liabilities)
                                                                              US dollar       EU currencies                    Total
2001                                                                        (pound)'000         (pound)'000              (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Functional currency of Group operation:
Sterling                                                                         68,233                (464)                 67,769
US dollar                                                                            --                 636                     636
                                                                                 --------------------------------------------------
Total                                                                            68,233                 172                  68,405
                                                                                 ==================================================

19 Provisions for liabilities and charges


Deferred taxation                                                                                     (pound)'000
------------------------------------------------------------------------------------------------------------------
At 1 October 2001 as previously reported                                                                    5,884
Prior year adjustment (note 1)                                                                              2,488
                                                                                                           ------
At 1 October 2001 as restated                                                                               8,372
Currency adjustment                                                                                           (50)
Profit and loss account                                                                                      (171)
On disposals                                                                                               (5,986)
                                                                                                           ------
At 30 September 2002                                                                                        2,165
                                                                                                           ======

      Deferred taxation provided in the financial statements is as follows:

                                                                                                              2001
                                                                                           2002          (restated)
Group                                                                               (pound)'000        (pound)'000
------------------------------------------------------------------------------------------------------------------
Excess of tax allowances over depreciation                                                3,635             9,188
Short-term timing differences                                                            (1,470)             (602)
Other                                                                                        --              (214)
                                                                                         ------------------------
                                                                                          2,165             8,372
                                                                                         ========================

      The parent company has no deferred tax liability.

      No deferred tax is recognised on the unremitted earnings of overseas subsidiaries as no dividends have been accrued.

      The group has tax losses arising on an overseas subsidiary of $59 million (2001: $77 million) that are available for offset against future taxable profits of that subsidiary. A deferred tax asset has not been recognized in respect of these losses as their future recovery is uncertain.

20 Deferred income

Government grants                                                                                     (pound)'000
-----------------------------------------------------------------------------------------------------------------
At 1 October 2000                                                                                           6,670
Receivable in the year                                                                                        454
Released to profit and loss account                                                                        (1,388)
                                                                                                           ------
At 1 October 2001                                                                                           5,736
Receivable in the year                                                                                      1,464
Disposals                                                                                                  (2,203)
Released to profit and loss account                                                                        (1,067)
                                                                                                           ------
At 30 September 2002                                                                                        3,930
                                                                                                           ======

Notes to the financial statements for the year ended 30 September 2002

21 Called up share capital

                                                                                                2002           2001
                                                                                         (pound)'000    (pound)'000
-------------------------------------------------------------------------------------------------------------------
Authorised
250,000,000 (2001: 250,000,000) ordinary shares of 10p each                                   25,000         25,000
                                                                                              =====================
Allotted and fully paid
187,805,260 (2001: 189,311,298) ordinary shares of 10p each                                   18,781         18,931
                                                                                              =====================

      455,962 shares were issued in the year as a result of the exercise of share options (nominal value (pound)45,596, proceeds (pound)2,856,000). 88,000 shares were issued in December 2001 in acquiring the minority interest in QuChem Limited prior to the disposal of the Pharmaceutical Services businesses. During the year 2,050,000 shares were repurchased for (pound)8,001,000 (nominal value (pound)205,000).

22 Share premium account and reserves

                                                                           Share       Capital
                                                                         premium    redemption            Merger         Profit and
                                                                         account       reserve           reserve       loss account
Group                                                                (pound)'000   (pound)'000       (pound)'000        (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
At 1 October 1999 as previously reported                                  19,264            --                --             36,731
Prior year adjustment                                                         --            --                --             (1,890)
                                                                         ----------------------------------------------------------
At 1 October 1999 as restated                                             19,264            --                --             34,841
Arising on share issues                                                   36,300            --           297,966                 --
Issue costs                                                                 (533)           --            (7,281)                --
Retained profit for the year                                                  --            --                --             10,651
Exchange differences arising on consolidation                                 --            --                --                953
                                                                         ----------------------------------------------------------
At 1 October 2000 as previously reported                                  55,031            --           290,685             48,933
Prior year adjustment                                                         --            --                --             (2,488)
                                                                         ----------------------------------------------------------
At 1 October 2000 as restated                                             55,031            --           290,685             46,445
Arising on share issues                                                  201,270            --                --                 --
Issue costs                                                              (16,043)           --                --                 --
Retained profit for the year                                                  --            --                --              8,817
Exchange differences arising on consolidation                                 --            --                --               (506)
                                                                         ----------------------------------------------------------
At 1 October 2001 as previously reported                                 240,258            --           290,685             57,244
Prior year adjustment                                                         --            --                --             (2,488)
                                                                         ----------------------------------------------------------
At 1 October 2001 as restated                                            240,258            --           290,685             54,756
Arising on share issues                                                    2,811            --                --                 --
Issue costs                                                                  (38)           --                --                 --
Retained profit for the year                                                  --            --                --             86,492
Exchange differences arising on consolidation                                 --            --                --            (13,990)
Purchase of own shares                                                        --           205                --             (8,001)
                                                                         ----------------------------------------------------------

At 30 September 2002                                                     243,031           205           290,685            119,257
                                                                         ==========================================================

      The prior year adjustment relates to the implementation of FRS 19. The adoption of FRS 19 resulted in an increase in the tax charge in 2000 of (pound)598,000 and a decrease in profit of that amount. Adoption of the standard had no effect on the 2002 or 2001 charge as full provision for deferred tax had been made in those years.

                                                         Share           Capital
                                                       premium        redemption           Merger         Profit and
                                                       account           reserve          reserve       loss account
Company                                            (pound)'000       (pound)'000      (pound)'000        (pound)'000
---------------------------------------------------------------------------------------------------------------------
At 1 October 2001                                      240,258                --          290,685              5,815
Arising on share issues                                  2,811                --               --                 --
Issue costs                                                (38)               --               --                 --
Profit for the year                                         --                --               --            129,962
Exchange difference                                         --                --               --             (6,296)
Purchase of own shares                                      --               205               --             (8,001)
                                                       -------------------------------------------------------------
At 30 September 2002                                   243,031               205          290,685            121,480
                                                       =============================================================

Share option schemes

The following share option schemes were established in 1996:

      The Galen Approved Executive Share Option Scheme
      The Galen Unapproved Executive Share Option Scheme
      The Galen Savings Related Share Option Scheme

      The Galen 2000 US Option Scheme was established in 2000.
      A summary of the main terms of the schemes is set out below.

The Galen Approved Executive Share Option Scheme and the Galen Unapproved Executive Share Scheme ("the Executive Schemes") These are discretionary share schemes, one of which has been approved by the Inland Revenue. The terms of these schemes are similar unless indicated to the contrary. Both schemes provide for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the Remuneration Committee of the Company to any full time employee of any Group company.

      The granting of options is subject to performance conditions being fulfilled before the option can be exercised. Options may be exercised between the third and tenth anniversaries of their date of grant provided that the performance conditions have been fulfilled. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

      The number of options which may be issued is subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

(i) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 10 years would exceed 10% of the Company's issued share capital on the day preceding the proposed grant date; or

(ii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes (other than the Savings Related Scheme) in the previous 10 years would exceed 5% of the Company's issued share capital on the day preceding the proposed grant date; or

(iii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 3 years would exceed 3% of the Company's issued share capital at that time.

Notes to the financial statements for the year ended 30 September 2002

      No further options may be granted to an individual if as a result (i) the aggregate market value of shares which have been issued to him or for which he may subscribe under any Company scheme (other than the Savings Related Scheme) pursuant to options granted to him during the previous 10 years would exceed 4 times his annual earnings, or, (ii) in the case of the Approved Scheme, the aggregate market value of shares which he may acquire under this scheme would exceed (pound)30,000.

The Galen Savings Related Share Option Scheme ("the SAYE Scheme")

The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares over which an option can be granted will be determined by the level of contributions which an employee commits to under the savings contract. Any employee of a Group company with more than 1 year continuous employment is eligible to participate. The exercise price is not less than the higher of the nominal value of the share and 80% of the average middle market quotation on the day following the Company's release to the public of its fiscal year financial results. An option may be exercised 3 or 5 years after the date of grant depending on the type of savings contract taken out.

      No further options may be granted if, as a result:

(i) the aggregate number of shares issued, or remaining issuable, pursuant to options granted under this scheme and any other share option scheme established by the Company and shares issued under any other employees' share scheme of the Company in the previous 10 years would exceed 10% of the Company's issued share capital; or

(ii) the aggregate number of shares issued, or remaining issuable, pursuant to options granted in the previous 5 years under this scheme and any other share option schemes established by the Company and shares issued under any other employees' share scheme of the Company in the previous 5 years would exceed 5% of the Company's issued share capital.

The Galen 2000 US Option Scheme ("the US Share Scheme")

Pursuant to the terms of the US Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of or consultant to the Company's US subsidiaries.

      Options may be granted at the discretion of the Remuneration Committee to any officer or employee of any US subsidiary of Galen. On any date, no option may be granted under the US Share Scheme if, as a result, any of the following limits would be exceeded:

(i) the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees' share schemes, established by the Company would exceed 10% of the issued ordinary share capital of the Company on the day preceding that date;

(ii) the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes and all other discretionary share option schemes (other than a savings related share option scheme) established by the Company would exceed 5% of the issued ordinary share capital of the Company on the day preceding that date;

(iii) the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted in the previous 3 years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 3% of the issued ordinary share capital of the Company on the day preceding that date.

      The maximum number of ordinary shares which may be granted in ADS form as incentive stock options under the US Share Scheme is 6,363,332 Ordinary Shares.

      There are no limits on the maximum number of ADSs which may be the subject of an option granted under the US Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100% of the fair market value of an ADS on the date the option is granted. The period during which options may become exercisable shall be set by the Remuneration Committee. All options shall cease to be exercisable on the tenth anniversary of the date of grant.

      Details of option/warrants movements during the year are set out below:

                                                              Options
                                   At        Options       cancelled/        Options                 At      Exercise
                            1 October        granted          (lapsed)     exercised       30 September         price      Exercise
                                 2001        in year          in year        in year               2002        (pound)       period
-----------------------------------------------------------------------------------------------------------------------------------
Unapproved scheme              15,003             --               --         (8,335)             6,668         3.600     2001-2008
                              106,333             --           (5,635)       (58,621)            42,077         3.925     2001-2008
                              167,312             --               --        (34,786)           132,526         4.475     2002-2009
                              177,404             --          (39,343)       (14,420)           123,641         5.050     2002-2009
                              440,387             --         (131,149)            --            309,238         8.225     2003-2010
                                   --        769,079         (176,000)            --            593,079         7.225     2004-2011
                            -------------------------------------------------------------------------------------------------------
Approved scheme                74,997             --               --        (41,665)            33,332         3.600     2001-2008
                               14,583             --               --         (5,095)             9,488         3.925     2001-2008
                               13,406             --               --         (6,703)             6,703         4.475     2002-2009
                               24,741             --           (6,312)            --             18,429         5.050     2002-2009
                               86,613             --          (16,851)            --             69,762         8.225     2003-2010
                                   --            737               --             --                737         7.225     2004-2011
                            =======================================================================================================

      The following options were outstanding under the Galen Savings Related Share Option Scheme at 30 September 2002:

                                                                                                            Exercise       Earliest
                                                                                                               price       exercise
Number of options                                                                                             (pound)          date
-----------------------------------------------------------------------------------------------------------------------------------
156,172                                                                                                         2.56           2003
 42,939                                                                                                         5.10           2003
 44,722                                                                                                         3.38           2004
 55,616                                                                                                         6.80           2004
 24,947                                                                                                         5.10           2005
  7,043                                                                                                         6.80           2006
 99,271                                                                                                         5.88           2005
 32,461                                                                                                         5.88           2007
                                                                                                            =======================

Notes to the financial statements for the year ended 30 September 2002

      Galen options/warrants outstanding in substitution for options/warrants previously issued by Warner Chilcott and options granted under the Galen 2000 US Option Scheme are as follows:

                                                                                         Exercise price per ADS
                                                                       ADSs subject                         Weighted
                                                                         to option              Range        average
--------------------------------------------------------------------------------------------------------------------
Balance at 1 October 2001                                                1,578,306      $ 1.60-$49.35         $32.06
Granted                                                                    374,972      $27.99-$41.20         $42.64
Exercised                                                                  (99,680)     $10.80-$32.00         $17.85
Lapsed                                                                    (201,106)     $11.20-$49.35         $43.61
                                                                         -------------------------------------------
Balance at 30 September 2002                                             1,652,492      $ 1.60-$49.35         $33.39
                                                                         -------------------------------------------
Exercisable at 30 September 2002                                         1,221,969      $ 1.60-$49.35         $30.53
                                                                         ===========================================

      The following option and warrant data at 30 September 2002 is grouped by exercise price range:

                                                                            Range of exercise price
                                                              $1.60 to      $16.00 to      $30.00 to      $42.00 to
                                                                $15.99         $29.99         $41.99         $51.53          Total
----------------------------------------------------------------------------------------------------------------------------------
Number of ADSs subject to options/warrants                     433,317         83,359        645,735        490,081      1,652,492
Weighted average exercise price                                 $13.69         $24.48         $37.11         $47.41         $33.39
Weighted average remaining contractual life (years)                3.5            7.4            7.3            5.1            5.7
Number of exercisable options/warrants                         433,317         79,384        346,789        362,479      1,221,969
Weighted average exercise price for
  exercisable options and warrants                              $13.69         $24.30         $34.76         $47.99         $30.53
                                                               ===================================================================

The Galen Employee Benefit Trust

The Galen Holdings PLC Employee Benefit Trust was established in June 1997. The trustee is Galen Trustees Limited, a subsidiary of Galen Holdings PLC. It is a discretionary trust for the benefit of employees and former employees of the Group, including directors, and may be used inter alia, to meet obligations under the Executive Share Option Schemes, the Savings Related Share Option Scheme, or any other share scheme established by any Group company. Dividends have not been waived by the Trust. Dividend income is included in the Group's profit and loss account by way of reduction of the total dividend charge. Dr McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares to the Trust on its establishment. At the year end the 4,721,241 (2001:
4,709,353) shares held by the Trust were valued at (pound)17,374,167 (2001:
(pound)30,257,593). Other income and costs of the Trust are incorporated into the financial statements where applicable. Cash held by the Trust totalled (pound)274,069 and (pound)875,172 at 30 September 2002 and 2001 respectively.

      The Group continues to take advantage of the dispensation in the Urgent Issues Task Force's Abstract 17 "Employee Share Schemes" not to apply that Abstract to the Group's Inland Revenue approved SAYE schemes.

23 Minority interests

                                                                    (pound)'000
--------------------------------------------------------------------------------

At 1 October 2000                                                           120
Profit and loss account                                                     122
                                                                           ----
At 1 October 2001                                                           242
Disposals                                                                  (274)
Profit and loss account                                                      32
                                                                           ----
At 30 September 2002                                                         --
                                                                           ====

24 Reconciliation of operating profit to net cash inflow from operating activities

                                                                                    2002              2001              2000
                                                                             (pound)'000       (pound)'000       (pound)'000
----------------------------------------------------------------------------------------------------------------------------
Continuing operations
Operating profit                                                                  37,439            20,414             6,167
Depreciation of tangible fixed assets                                              3,615             2,974             2,161
Amortisation of intangible fixed assets                                           26,269            23,024             1,087
Capital grants release                                                               (93)           (1,060)             (928)
Loss/(profit) on sale of tangible fixed assets                                        --                25                (9)
Increase in stocks                                                                (1,033)           (2,302)           (1,507)
(Increase)/decrease in debtors                                                   (10,040)            1,666              (310)
Increase/(decrease) in creditors                                                      85            (1,585)            1,566
Exchange difference                                                               (1,226)           (1,442)               73
                                                                                 -------------------------------------------
Net cash inflow from continuing operations                                        55,016            41,714             8,300
                                                                                 ===========================================

Discontinued operations
Operating profit                                                                   5,745             9,925            12,577
Depreciation of tangible fixed assets                                              2,322             3,162             2,191
Amortisation of intangible fixed assets                                            1,136             1,578               981
Capital grants release                                                              (974)             (328)             (367)
Decrease/(increase) in stocks                                                        230               (54)              (55)
Decrease/(increase) in debtors                                                     3,215            (2,880)           (5,334)
Increase/(decrease) in creditors                                                      42               763            (1,665)
Exchange difference                                                               (3,440)              (25)               31
                                                                                 -------------------------------------------
Net cash inflow from discontinued activities                                       8,276            12,141             8,359
                                                                                 -------------------------------------------
Total net cash inflow from operating activities                                   63,292            53,855            16,659
                                                                                 ===========================================

25 Reconciliation of net cash flow to movement in net funds/(debt)

                                                                                    2002              2001              2000
                                                                             (pound)'000       (pound)'000       (pound)'000
----------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash in the year                                           (7,640)          (16,658)            5,995
Cash (inflow)/outflow from movement in liquid resources                          (18,641)          161,000            24,500
Cash outflow/(inflow) from increase in debt and hire purchase financing          166,135           (22,028)          (13,147)
                                                                                 -------------------------------------------
Change in net funds resulting from cash flows                                    139,854           122,314            17,348
Exchange movement                                                                  1,272             1,218            (1,406)
Non-cash movement                                                                  2,345              (500)             (522)
Loans eliminated on disposal                                                       4,482                --                --
Loan notes assumed on acquisition                                                     --                --          (140,739)
Hire purchase obligations assumed on acquisition                                      --                --               (52)
Short-term deposits assumed on acquisition                                            --                --            42,000
                                                                                 -------------------------------------------
Movement in net funds in the year                                                147,953           123,032           (83,371)
Net funds/(debt) at beginning of year                                             17,805          (105,227)          (21,856)
                                                                                 -------------------------------------------
Net funds/(debt) at end of year                                                  165,758            17,805          (105,227)
                                                                                 ===========================================

Notes to the financial statements for the year ended 30 September 2002

Analysis of net funds/(debt)


                                                                                               Loans
                                                                               Loans         greater
                                Cash at           Bank           Liquid    less than            than
                                   bank     overdrafts        resources     one year        one year
                            (pound)'000    (pound)'000      (pound)'000  (pound)'000     (pound)'000
-----------------------------------------------------------------------------------------------------
At 1 October 1999                   851         (1,186)           5,500       (7,477)        (19,134)
Cash flow                         4,809          1,186           24,500        3,275         (16,751)
Exchange movement                    --             --               --         (200)         (1,198)
Acquisitions                         --             --           42,000           --              --
Other non-cash movement              --             --               --           --              --
                                ---------------------------------------------------------------------
At 1 October 2000                 5,660             --           72,000       (4,402)        (37,083)
Cash flow                       (16,658)            --          161,000       (7,647)        (42,104)
Transfers                        13,000             --          (13,000)          --              --
Exchange movement                    --             --               --           --              --
Other non-cash movement              --             --               --           --              --
                                ---------------------------------------------------------------------
At 1 October 2001                 2,002             --          220,000      (12,049)        (79,187)
Cash flow                        (7,640)            --          (18,641)      11,922          77,564
Transfers                         5,639             --             (893)      (4,746)             --
Disposal                             --             --               --        4,482              --
Exchange movement                    --             --           (1,716)          --           1,017
Other non-cash movements             --             --               --           --              --
                                ---------------------------------------------------------------------
At 30 September 2002                  1             --          198,750         (391)           (606)
                                =====================================================================

                                                                            Loan
                                                          Loan             notes
                                      Hire               notes           greater                Net
                                  purchase           less than              than             funds/
                               obligations            one year          one year             (debt)
                               (pound)'000         (pound)'000       (pound)'000       (pound)'000
--------------------------------------------------------------------------------------------------
At 1 October 1999                     (410)                 --                --           (21,856)
Cash flow                              329                  --                --            17,348
Exchange movement                       (8)                 --                --            (1,406)
Acquisitions                           (52)            (27,808)         (112,931)          (98,791)
Other non-cash movement               (522)                 --                --              (522)
                               -------------------------------------------------------------------
At 1 October 2000                     (663)            (27,808)         (112,931)         (105,227)
Cash flow                              400              27,323                --           122,314
Transfers                               --                  --                --                --
Exchange movement                       --                 485               733             1,218
Other non-cash movement               (500)                 --                --              (500)
                               -------------------------------------------------------------------
At 1 October 2001                     (763)                 --          (112,198)           17,805
Cash flow                              372                  --            76,277           139,854
Transfers                               --                  --                --                --
Disposal                                --                  --                --             4,482
Exchange movement                       --                  --             1,971             1,272
Other non-cash movements                --                  --             2,345             2,345
                               -------------------------------------------------------------------
At 30 September 2002                  (391)                 --           (31,605)          165,758
                               ===================================================================

      Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception.

      Other non-cash movements relate to new hire purchase agreements incepted in 2000 and 2001 and to a release of loan note mark-up in 2002.

26 Disposals

During the year the Group disposed of its pharmaceutical services segment to companies owned by Dr Allen McClay, a former director of the Company. Details of the disposal are as follows:

                                                                    (pound)'000
-------------------------------------------------------------------------------

Intangible fixed assets                                                  19,737
Tangible fixed assets                                                    56,085
Stocks                                                                      284
Debtors                                                                  19,176
Creditors                                                                (4,040)
Long-term borrowings                                                     (4,482)
Taxation                                                                 (5,800)
Deferred income                                                          (2,203)
                                                                       --------
Net assets disposed of                                                   78,757
Cash consideration (net of costs)                                       150,145
                                                                       --------
Gain on disposal                                                         71,388
                                                                       ========

      The services segment contributed (pound)8,276,000 to net operating cash flow, paid (pound)585,000 in respect of net returns on investment, (pound)1,607,000 in respect of taxation and (pound)4,842,000 in respect of tangible fixed asset additions.

27 Capital commitments

                                                                               Group          Group        Company       Company
                                                                                2002           2001           2002          2001
                                                                         (pound)'000    (pound)'000    (pound)'000   (pound)'000
--------------------------------------------------------------------------------------------------------------------------------
Capital expenditure that has been contracted for but has
  not been provided for in the financial statements                              924          1,597             --            --
                                                                                ================================================

28 Financial commitments

At 30 September 2002 the Group had annual commitments under non-cancellable operating leases as follows:

                                                                            Land and                      Land and
                                                                           buildings         Others      buildings        Others
                                                                                2002           2002           2001          2001
                                                                         (pound)'000    (pound)'000    (pound)'000   (pound)'000
--------------------------------------------------------------------------------------------------------------------------------
Expiring within one year                                                          --             57             55           182
Expiring between one and five years                                              759            272            757           238
Expiring in over five years                                                       --             --          1,001            --
                                                                           -----------------------------------------------------
                                                                                 759            329          1,813           420
                                                                           =====================================================

29 Related parties

The Company has taken advantage of the exemption under Financial Reporting Standard 8 "Related party disclosures" (FRS 8) not to disclose related party transactions between wholly owned Group undertakings which are eliminated on consolidation.

      During the year ended 30 September 2002 Galen had business dealings with Elan Corporation plc ("Elan") and Boron-LePore Group, Inc. At 30 September 2002 Elan and its subsidiaries held 3.8% of the Company's share capital. Mr T G Lynch, former Executive Vice Chairman of Elan, served on Galen's Board as a non-executive director until his resignation on 13 February 2002. In March 1999 Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. Under the agreement Warner Chilcott was entitled to receive royalties based upon United States sales of the product. In the year ended 30 September 2002 royalties receivable totalled (pound)1.73 million.

      Boron-LePore provides meeting planning services to Warner Chilcott. Mr Roger Boissonneault, Galen's Chief Executive Officer, served on the Board of Boron-LePore until June 2002. In the year ended 30 September 2002 fees of (pound)1,298,000 were charged to Warner Chilcott by Boron-LePore and expensed to operations.

      Details of disposal of the services operations to Dr Allen McClay, a former director of the Company, are provided in note 26.

Notes to the financial statements for the year ended 30 September 2002

30 Summary of differences between UK and US generally accepted accounting principles ("GAAP")

(1) Profit for the financial year and shareholders' funds

The Group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial year and to equity shareholders' funds are set out in the tables below:

                                                                                                     2002         2001         2000
                                                                                      Notes   (pound)'000  (pound)'000  (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
(a) Reconciliation of profit for the financial year to US GAAP
Profit for the financial year under UK GAAP                                                        92,010       13,230       13,687
                                                                                                  ---------------------------------

US GAAP adjustments:
Amortisation of goodwill and intangibles                                              (i)(c)       14,899        4,811          393
In-process research and development                                                   (i)(d)           --           --      (16,898)
Related amortisation of goodwill                                                      (i)(d)           --          896           51
Depreciation on capitalisation of interest                                              (ii)          (35)         (35)         (35)
Inventory step up release                                                             (i)(a)           --         (986)          --
Deferred taxation                                                                      (iii)       (8,414)         846           --
Compensation expense                                                                    (iv)         (219)      (3,405)      (1,862)
Deferred tax effect of US GAAP adjustments                                                            296       (3,990)        (220)
                                                                                                  ---------------------------------
US GAAP adjustments total                                                                           6,527       (1,863)     (18,571)
                                                                                                  =================================
Profit/(loss) for the financial period under US GAAP                                               98,537       11,367       (4,884)
                                                                                                  =================================
Basic earnings per share under US GAAP                                                  (vi)        53.2p         7.0p       (4.0)p
                                                                                                  =================================
Diluted earnings per share under US GAAP                                                (vi)        52.9p         7.0p       (4.0)p
                                                                                                  =================================

                                                                                                     2002         2001         2000
                                                                                      Notes   (pound)'000  (pound)'000  (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------

(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP
Equity shareholders' funds under UK GAAP                                                          671,959      604,630      408,058
                                                                                                  ---------------------------------

US GAAP adjustments:
Acquisition accounting                                                                (i)(a)      (85,752)     (83,696)     (87,072)
Amortisation of goodwill relating to contingent consideration                         (i)(b)        1,057        1,057          608
In-process research and development                                                   (i)(d)           --      (16,955)     (17,851)
Capitalisation of interest                                                              (ii)        1,622        1,657        1,692
Deferred taxation                                                                      (iii)      (15,366)      (7,248)      (4,104)
Employee benefit trust                                                                   (v)       (7,082)      (7,064)      (7,377)
Share premium account                                                                    (v)        7,082        7,064        7,377
Dividends                                                                             (viii)        3,662        3,143        2,194
                                                                                                  ---------------------------------
US GAAP adjustments total                                                                         (94,777)    (102,042)    (104,533)
                                                                                                  =================================
Equity shareholders' funds under US GAAP                                                          577,182      502,588      303,525
                                                                                                  =================================

30 Summary of differences between UK and US generally accepted accounting principles ("GAAP") (continued)

(i) Business combinations

(a) Acquisition accounting

This amount relates to the acquisition of Warner Chilcott on 29 September 2000 and reflects differences in acquisition accounting between US GAAP and UK GAAP.

      1     Share consideration

            Under UK GAAP, shares issued in consideration for the acquisition of shares in a subsidiary company are valued at the market price ruling on the date of consummation of the transaction. Under US GAAP, shares are valued at the average market price for the 5 trading days before and after the date of announcement of the proposed transaction. Under US GAAP, goodwill and the related credits to share capital and share premium would have been less than on the UK GAAP basis.

      2     Substitute options

            Under US GAAP, the fair value of an acquiring company's share options or warrants substituted for options or warrants of the acquiree is calculated using the Black-Scholes option-pricing model, which values the options at the date of announcement. Under UK GAAP, the intrinsic value method is used, the value reflecting the difference between the market price of the related shares on acquisition date and the proceeds due on exercise of the options or warrants. Under US GAAP, goodwill and the related merger reserve credit would have been less than on the UK GAAP basis.

      3     Deferred compensation

            Under US GAAP, any amounts attributed to deferred compensation in relation to specific unvested options is shown as a debit balance within shareholders' equity. No such amount is recorded under UK GAAP.

      4     Inventory step up release

            Under US GAAP, stocks ("inventory") acquired on takeover are restated to reflect their selling price less a margin for selling. Under UK GAAP, stocks acquired are valued at the lower of acquired cost and net realisable value. Under US GAAP, the amount of inventory step up is charged to cost of sales as the inventory is sold.

      5     Workforce

            Under US GAAP accounting, valuations are attributed to the assembled workforce of the company being acquired and this value, which again reduces goodwill by a similar amount, is amortised over a relevant period, deemed to be 7 years in this instance (see 3 below). No such workforce values are attributed under UK GAAP.

      6     Other intangibles

            Under US GAAP, value is attributed to intangibles which under UK GAAP might not be separately identifiable from goodwill, for example, amounts attributed to core development technologies in Warner Chilcott. Such amounts are amortised over the estimated lives of these assets.

      7     Deferred tax asset

            Under US GAAP, where tax law allows the use of an acquired company's brought forward tax losses in a restructured Group situation against future combined taxable income, a deferred tax asset may be recognised at acquisition based on an assessment of the combined enterprise's past and anticipated future results of operations. Such an asset net of valuation allowance was recognised as a deferred tax asset in relation to Warner Chilcott's brought forward tax losses and goodwill was correspondingly reduced. No such asset was recognised under UK GAAP.

(b) Amortisation of goodwill relating to contingent consideration

Under UK GAAP, amounts are included within creditors representing contingent consideration payable to the former shareholders of ICTI and of ACCI and these amounts were included in goodwill on acquisition. Under US GAAP amounts related to contingent consideration are only included when the contingency is resolved.

(c) Amortisation of goodwill and intangibles

This amount reflects the difference in the goodwill amortisation charge for the years ended 30 September 2000 and 2001 between US GAAP and UK GAAP as a result of the different accounting treatments impacting on goodwill as detailed in
(i)(a) and (i)(b). In the year ended 30 September 2002 there has been no goodwill amortisation charge under US GAAP following the adoption of SFAS 142 (see (3) below).

Notes to the financial statements for the year ended 30 September 2002

30 Summary of differences between UK and US generally accepted accounting principles ("GAAP") (continued)

(d) In-process research and development

As part of the acquisitions of Bartholomew Rhodes in 1999 and of Warner Chilcott in 2000, values were assigned to in-process research and development for drugs under development at the dates of acquisition. Under US GAAP, the amount of purchase consideration allocated to in-process research and development is written off immediately to profit and loss account. The valuation of in-process research and development was calculated using an income approach.

      Under UK GAAP, these amounts, which are allocated to in-process research and development under US GAAP, would be included within goodwill. The related amortisation expense adjustment is shown separately in the reconciliation.

(ii) Capitalisation of interest

Under UK GAAP, companies may choose whether or not to capitalise finance costs on fixed assets that take a substantial period of time to bring into service. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(iii) Deferred taxation

In connection with the Warner Chilcott transaction, the Company acquired US federal income tax net operating loss carryforwards of approximately $62.0 million, which begin to expire in 2011. At 30 September 2002 the Company has recorded a deferred tax asset, subject to a valuation allowance, of $6.4 million in respect of these carryforwards. If, in the future, the realisation of this acquired deferred tax asset becomes more likely than not, any reduction of the associated valuation allowance will be allocated to reduce other purchased intangible assets.

(iv) Share compensation expense

Under UK GAAP, no cost has been accrued in relation to share options awarded to employees since the exercise price is equivalent to the market value at the date of grant.

      Under US GAAP, the Company has elected to follow APB 25. Under APB 25 compensation cost on variable option awards in which the number of options exercisable is not known at the date of grant is calculated as the difference between the option price and the market price at the end of the reporting period. This cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Also included in the compensation expense reconciling item for 2001 above is an amount of (pound)2.68 million ($3.88 million) relating to the intrinsic value of share options, the terms of which were modified on the cessation of employment of a director.

(v) Employee benefit trust

Under UK GAAP, shares held by the employee benefit trust are recorded as fixed asset investments with zero costs. Under US GAAP, those shares are regarded as treasury stock and recorded as a contra equity account within equity shareholders' funds at the date of contribution.

(vi) Earnings per share

Earnings per share is based on profit for the financial year under US GAAP as calculated above and on 185,244,963 ordinary shares (2001: 161,354,740, 2000:
121,444,370), the weighted average number of ordinary shares in issue during the year excluding those held in the employee trust. Diluted earnings per share is calculated on profit for the financial year under US GAAP as calculated above and on an adjusted number of shares of 186,330,634 (2001: 164,159,894, 2000:
121,444,370) reflecting the number of dilutive shares under option.

(vii) Presentation of exceptional items

Under UK GAAP, exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under US GAAP, only items which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as "extra-ordinary" items. They are presented below income before extraordinary items in the profit and loss account. Under US GAAP, none of the items classed as exceptional under UK GAAP meet the criteria for presentation as an extraordinary item.

(viii) Dividends

Under UK GAAP, final ordinary dividends are recognised in the financial year in respect of which they are recommended by the Board of Directors for approval by shareholders. Under US GAAP, such dividends are not recognised until they are formally declared by the Board of Directors.

30 Summary of differences between UK and US generally accepted accounting principles ("GAAP") (continued)

(2) Consolidated cash flow statement

The Group Consolidated Cash Flow Statement is prepared in accordance with United Kingdom Financial Reporting Standard 1 "FRS 1 (Revised 1996)," whose objective and principles are similar to those set out in SFAS 95, "Statement of Cash Flows." The principal differences between the Standards relate to classification. Under FRS 1 (Revised 1996), the Company presents its cash flows for (a) operating activities, (b) returns on investments and servicing of finance, (c) taxation, (d) capital expenditure and financial investment, (e) acquisitions, (f) dividends paid, (g) management of liquid resources and (h) financing. SFAS 95 requires only three categories of cash flow activity being
(a) operating, (b) investing and (c) financing.

      Cash flows from taxation and returns on investments and servicing of finance under FRS 1 (Revised 1996) would be included as operating activities under SFAS 95, capital expenditure and financial investment and acquisitions and disposals would be included as investing activities, and dividends paid would be included as a financing activity under SFAS 95. Under FRS 1 (Revised 1996) cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand, and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS 95 cash equivalents, comprising short-term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash. Short-term borrowings repay able on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

      Set out below, for illustrative purposes, is a summary consolidated cash flow statement under US GAAP:

                                                                                        2002                 2001               2000
                                                                                 (pound)'000          (pound)'000        (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             42,301               41,185             12,851
Net cash provided by/(used in) investing activities                                  110,432             (101,358)            10,756
Net cash (used in)/provided by financing activities                                 (175,984)             204,515             47,702
                                                                                    ------------------------------------------------
Net (decrease)/increase in cash and cash equivalents                                 (23,251)             144,342             71,309
Cash and cash equivalents at beginning of period                                     222,002               77,660              6,351
                                                                                    ------------------------------------------------
Cash and cash equivalents at end of period                                           198,751              222,002             77,660
                                                                                    ================================================

(3) Recently issued accounting pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. SFAS 133 is effective for fiscal years beginning after 15 June 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to 15 June 1998. Upon initial application, all derivatives are required to be recognised in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of SFAS 133. Subsequent to the issuance of SFAS 133, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS 133 to periods beginning after 15 June 2000. Galen adopted the statement in the year ended 30 September 2001. Adoption of the statement had no material impact on the financial statements.

      In December 1999, the Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 19 "Deferred tax" which introduces a form of "full" provision for accounting for deferred tax that replaces the "partial" provision method in Statement of Standard Accounting Practice ("SSAP") 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of reversal of those timing differences. FRS 19 permits but does not require reporting entities to discount deferred tax assets and liabilities to reflect the true value of money. The FRS applies to accounting periods ending on or after 23 January 2002. The Company adopted the FRS in these financial statements.

Notes to the financial statements for the year ended 30 September 2002

30 Summary of differences between UK and US generally accepted accounting principles ("GAAP") (continued)

      Effective 1 October 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other intangible Assets" ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after 1 July 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 141 also requires that any business combination initiated after 30 June 2001 be accounted for by the purchase method. SFAS 142 provides that goodwill no longer be amortized and that the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with these accounting statements and upon adoption, the Company reclassified a total of $2,914,000 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott.

      Galen also adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), effective 1 October 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results for the Company's services operations disposed of during the year, have been treated as "discontinued operations."

      On 30 April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). Among other amendments and rescissions, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Generally, SFAS 145 is effective for fiscal years beginning after 15 May 2002. Upon adoption of SFAS 145, the Company will reclassify the losses on extinguishments of debt that were classified as extraordinary items in the year ended 30 September 2002 since they do not meet the criteria in Opinion 30 for classification as extraordinary items.

Five year summary

                                                                 2002            2001            2000           1999            1998
                                                          (pound)'000     (pound)'000     (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Turnover                                                      201,562         182,683          86,020         67,010         48,867
Gross profit                                                  140,312         118,496          41,798         34,452         25,533
Operating profit before exceptional items and
  amortisation of goodwill and intangibles                     70,589          54,941          24,123         19,397         14,067
Exceptional items                                                  --              --          (3,311)            --         (2,731)
Goodwill and intangibles amortisation                         (27,405)        (24,602)         (2,068)          (707)            --
Operating profit                                               43,184          30,339          18,744         18,690         11,336
Gain on sale of businesses                                     71,388              --              --             --             --
Profit before taxation                                        101,091          16,946          19,073         18,405         11,904
Net assets                                                    671,959         604,872         408,178         68,153         56,227
Earnings per share                                              49.7p            8.2p           11.3p          12.0p           7.2p
Adjusted earnings per share (note 10)                           32.2p           23.4p           15.0p          12.6p           9.5p
                                                              =====================================================================

Financial calendar

Annual General Meeting

To be held at 10 am, Malone House, Barnett Demesne, Belfast     18 February 2003

Reports

Interim report                                                          May 2003

Dividends

Proposed final 2002

o Announced                                                     13 November 2002
o Payable                                                       26 February 2003

Interim 2003

o To be announced                                                       May 2003
o Payable                                                            August 2003

                                  ------------
                                     GALEN
                                  ------------
                                  HOLDINGS PLC

         Seagoe Industrial Estate, Craigavon, Northern Ireland BT63 5UA
                              Tel: +44 28 3833 4974